The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-145973

Subject to Completion, Dated June 29, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated September 11, 2007)

Empresas ICA, S.A.B. de C.V.

130,434,783 Ordinary Shares
in the form of
Ordinary Participation Certificates
and American Depositary Shares

We are offering 130,434,783 Ordinary Shares without par value. 91,304,348 Ordinary Shares are initially being offered in the United States and elsewhere outside of Mexico in the form of Ordinary Participation Certificates, or CPOs, and American Depositary Shares, or ADSs. Each CPO represents a financial interest in one Ordinary Share. Each ADS represents four CPOs. An additional 39,130,435 Ordinary Shares are being concurrently offered in Mexico.

The Ordinary Shares being offered in Mexico are being offered by means of a separate prospectus and may be resold from time to time in the United States as CPOs or ADSs, including during the period of effectiveness of the registration statement of which this prospectus supplement is a part. These Ordinary Shares are registered at the Mexican National Securities Registry (Registro Nacional de Valores or “RNV”). Registration at the RNV does not imply a certification as to the investment quality of the securities, the solvency of the issuer or the accuracy or completeness of the information contained in this prospectus supplement or results in the validity of any action or omission that contravenes applicable law. In the international offering, the initial offering price for each ADS is U.S.$     . In the Mexican offering, the initial offering price for each Ordinary Share is Ps.     , which is the approximate peso equivalent of the international offering price, taking into account the ratio of four CPOs per ADS, one Ordinary Share per CPO and an exchange rate on July   , 2009 of Ps.      per U.S.$1.00.

The ADSs are listed on the New York Stock Exchange and the Ordinary Shares are listed on the Mexican Stock Exchange, in each case under the symbol “ICA.” On June 26, 2009, the last reported sales price of the ADSs on the New York Stock Exchange was U.S.$6.93 per ADS and the last reported sales price of the Ordinary Shares on the Mexican Stock Exchange was Ps.23.09 per Ordinary Share (U.S.$1.73 per Ordinary Share at an exchange rate of Ps.13.34 per U.S. dollar).

Investing in the ADSs and Ordinary Shares involves risks. See “Risk Factors” beginning on page 6 of our annual report on Form 20-F/A filed on June 26, 2009 for the year ended December 31, 2008, incorporated by reference in the prospectus of which this prospectus supplement is part, as well as “Risk Factors” beginning on page S-14 hereof.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ADSs, the CPOs or the Ordinary Shares or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Per ADS	Total

Public Offering Price	U.S.$	U.S.$	U.S.$
Underwriting Discount	U.S.$	U.S.$	U.S.$
Proceeds to ICA (before expenses)	U.S.$	U.S.$	U.S.$

We have granted options, exercisable for 30 days, to the international underwriters to purchase up to 13,695,652 additional CPOs and to the Mexican underwriters to purchase up to 5,869,565 additional Ordinary Shares.

The international underwriters expect to deliver the ADSs to purchasers on or about July   , 2009.

Sole Global Coordinator	Joint Bookrunner
Merrill Lynch & Co.	Santander Investment

Joint Bookrunner
Citi

July   , 2009

Prospectus Supplement

Prospectus

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

References in this prospectus supplement to “dollars,” “U.S.$” or “U.S. dollars” are to United States dollars. References to “Ps.” or “pesos” are to Mexican pesos. This prospectus supplement contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.14.65 to U.S.$1.00, the average daily noon buying rate for Mexican pesos in March 2009 as published by the Federal Reserve Bank of New York. On June 19, 2009, the Federal Reserve noon buying rate was Ps.13.34 to U.S.$1.00.

Unless otherwise noted herein, all share, per share, ADS and per ADS data in this prospectus supplement have been adjusted for all periods presented to reflect (a) the 6:1 reverse stock split that we undertook in December 2005, in which holders of our ordinary shares received one newly issued ordinary share for every six old ordinary shares, and the simultaneous change in the exchange ratio of ADSs to CPOs from 1:6 to 1:12; and (b) the change in the ratio of ADSs to CPOs from 1:12 to 1:4 that we undertook in August 2007. In both cases, the ratio of ordinary shares and CPOs remained 1:1.

Through the end of 2007, Bulletin B-10, Recognition of the Effects of Inflation on Financial Information, of Mexican Financial Reporting Standards, or MFRS, in accordance with which our consolidated financial statements prepared, required us to recognize certain effects of inflation in our consolidated financial statements, including by requiring us to restate financial statements from prior periods to constant pesos as of the end of the most recent period presented. MFRS has changed for periods beginning in 2008 in accordance with new Mexican Financial Information Standard (Norma de Informacion Financiera), or NIF, B-10, Effects of Inflation. Under NIF B-10, MFRS no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary” as defined by MFRS. Because of the relatively low level of Mexican inflation in recent years (6.5% in 2008, 3.8% in 2007 and 4.1% in 2006), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2008 does not qualify the Mexican economic environment as inflationary. As a result, beginning January 1, 2008, we are presenting our financial information without inflation accounting. Financial information for dates and periods prior to 2008 continue to be expressed in constant pesos as of December 31, 2007.

S-ii

SUMMARY

This summary highlights selected information from, or incorporated by reference in, this prospectus supplement or the accompanying prospectus but may not contain all of the information that is important to you. This prospectus supplement, including our annual report on Form 20-F/A for the year ended December 31, 2008 incorporated by reference in the prospectus of which this prospectus supplement is part, includes specific terms of the securities that we are offering, as well as other information regarding our business. Unless otherwise expressly provided herein, the terms “we,” “our” and “us” in this prospectus supplement refer to Empresas ICA, S.A.B. de C.V., together with its consolidated subsidiaries. You should read the entire offering memorandum, including our annual report on Form 20-F/A for the year ended December 31, 2008 incorporated by reference in the prospectus of which this prospectus supplement is part, carefully, including the risk factors and financial statements.

Our Company

We are the largest engineering, procurement and construction company in Mexico and the largest provider in Mexico of construction services. We are engaged in a full range of construction and related activities, involving infrastructure, industrial, urban and housing construction. In addition, we are engaged in the development and marketing of real estate, the construction, maintenance and operation of airports, highways, bridges and tunnels and in the construction, management and operation of water supply systems and solid waste disposal systems under concessions granted by governmental authorities.

Our business strategy is to grow our construction business as well as to grow and diversify further into construction-related activities such as infrastructure and housing development, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results during business and macroeconomic cycles in the construction industry. Our goal is to generate a greater portion of our consolidated revenues from our Infrastructure and Housing Development segments over the medium term. For the first three months of 2009 and 2008, these two segments together represented 19% and 22%, respectively, of our consolidated revenues. Our construction business in Mexico accounted for approximately 79% of our revenues in both 2007 and 2008. Reflecting this strategy, in recent years we have expanded into the following lines of business:

•	In December 2005, we acquired a controlling interest in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN. As of March 31, 2009, we directly and indirectly controlled shares representing approximately 59.43% of GACN’s capital stock. GACN operates 13 airports in the central north region of Mexico, including the Monterrey International Airport.

•	We have expanded our involvement in housing development. Our Housing Development segment (comprised of our housing development subsidiary, ViveICA, S.A. de C.V., or ViveICA) is active in all stages of the development process in the housing industry.

•	On March 12, 2008, we acquired Consorcio del Mayab, S.A. de. C.V., or the Mayab Consortium, which holds the concession for the Kantunil — Cancun tollroad for Ps.912 million.

In 2008, we had total revenues of Ps.27,243 million, representing a 21% increase over 2007, operating income of Ps.1,988 million and, as of December 31, 2008, we had a construction backlog of Ps.42,597 million. For the three months ended March 31, 2009, we had total revenues of Ps.7,920 million and operating income of Ps.639 million, and our construction backlog was Ps.38,939 million at March 31, 2009.

Our operations are divided into four segments: (i) our most important segment, the Construction segment, which is divided into three divisions: (a) Civil Construction, (b) Industrial Construction and (c) Rodio Kronsa; (ii) Infrastructure, which is divided into two divisions: (a) Airports and (b) Other Concessions; (iii) Housing Development; and (iv) Corporate and Other. The following are descriptions of those segments and divisions:

•	Civil Construction. Our Civil Construction division in our Construction segment focuses on infrastructure projects in Mexico, including the construction of roads, highways, transportation facilities (such as mass transit systems), bridges, dams, hydroelectric plants, tunnels, canals and airports, as well as on the construction, development and remodeling of large multi-storied urban buildings, including office buildings, multiple-dwelling housing developments and shopping centers. Our Civil Construction division has also pursued opportunities in other parts of Latin America, the Caribbean, Asia and the United States. Our Civil Construction division performs activities such as demolition, clearing, excavation, de-watering, drainage, embankment fill, structural concrete construction, concrete and asphalt paving, and tunneling. The most important projects currently under construction in the Civil Construction division include Line 12 of the Mexico City metro system, for which the government of Mexico City through its Directorate General of Transportation Works awarded an ICA-led consortium a Ps.15,290 million (excluding value-added tax) construction contract; the Eastern Discharge Tunnel of the Mexico City valley drainage system, for which the Mexican National Water Commission awarded an ICA-led consortium a Ps.9,596 million (excluding value-added tax) contract; and the La Yesca hydroelectric project, for which the Mexican government awarded us a U.S.$768 million engineering, procurement and construction contract. In 2009, we were awarded several new projects, including the extension of the Mexico — Pachuca highway in the state of Mexico with a contract value of Ps.809 million pesos, the construction of the National Center for Investigation and Care for Burn Victims in Mexico City, with a contract value of Ps.249 million and the construction of the General Hospital and Center for Radiology in Zacatecas, with a contract value of Ps.813 million.

•	Industrial Construction. Our Industrial Construction division in our Construction segment focuses on the engineering, procurement, construction, design and commissioning of large manufacturing facilities such as power plants, chemical plants, petrochemical plants, fertilizer plants, pharmaceutical plants, steel mills, paper mills, drilling platforms and automobile and cement factories. We operate our industrial construction business through a joint venture with the Fluor Corporation. We own a 51% interest in the capital stock of the joint venture ICA-Fluor Daniel, S. de R.L. de C.V., which we refer to as ICA-Fluor. The most important project currently in our Industrial Construction division is the Chicontepec II oil field services, which we expect to complete in the fourth quarter of 2011. In 2009, ICA-Fluor was awarded the contract for the construction of a cryogenic plant in Poza Rica, Veracruz, a project with an approximate value of U.S.$268 million, as well as the construction of two light marine platforms for the Cantarell oil field in the Gulf of Mexico, with an approximate value of U.S.$51 million.

•	Rodio Kronsa. This division in our Construction segment consists of our Spanish operations, which we conduct through the Grupo Rodio Kronsa, or Rodio Kronsa, joint venture, of which we hold a 50% interest. Soletanche Bachy Group holds the remaining 50% interest of Rodio Kronsa. Effective January 1, 2006, we account for our 50% ownership in this division through proportional consolidation. Rodio Kronsa specializes in all forms of sub-soil construction, including the construction of tunnels, underpasses and retaining walls.

•	Infrastructure. The Infrastructure segment consists of two divisions: the Airports division and the Other Concessions division. In December 2005, we acquired a controlling interest in GACN, which became our Airports division. GACN operates 13 airports in the central-north region of Mexico, including the Monterrey International Airport. As of March 31, 2009, we controlled an aggregate of 234,264,100 shares, representing 59.43% of GACN’s capital stock. The substantial majority of the Airports division’s revenues are derived from providing tariff-regulated services, which generally are related to the use of airport facilities by airlines and passengers. Changes in revenues from aeronautical tariff-regulated services are principally driven by the passenger and cargo volume at the airports. Revenues from aeronautical services are also affected by the “maximum rates” the subsidiary concessionaires are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The Airports division also derives revenues from non-aeronautical activities, which principally relate to the commercial, non-aeronautical activities carried out at the airports, such as the leasing of space in terminal buildings to restaurants and retailers. Our Other Concessions division in the Infrastructure segment includes highway, bridge and tunnel concessions, other similar long-term investments and water distribution and water treatment concessions. Currently, our most important concession is the first package of tollroads awarded by the Fideicomiso de Apoyo Rescate de Autopistas Concesionadas, or FARAC, operated by the joint venture Red de Carreteras de Occidente, or RCO, of which we own 20%. In 2009, our wholly owned subsidiary ICA La Piedad, S.A. de C.V. was awarded the 30-year concession for the La Piedad bypass, with a value of Ps.1,896 million for the construction, operation and maintenance of the bypass and the modernization of highways in the states of Guanajuato and Michoacan.

•	Housing Development. Our Housing Development segment is active in all stages of the development process in the housing industry, including acquiring the land and the permits and licenses required to build on it, performing and procuring architectural and engineering design, facilitating buyer financing and constructing and marketing homes. We subcontract some construction services, such as urbanization. During 2008, 2007 and 2006, the Housing Development segment sold 8,096, 7,786 and 5,909 houses, respectively. In the first three months of 2009, we sold 1,487 houses. As of March 31, 2009, our Housing Development segment owned 1,732 hectares of land reserved for the construction of 81,807 housing units. New housing construction in Mexico has increased steadily in recent years (although at a reduced rate in 2008) due to several governmental initiatives that improved the conditions for both developers and prospective buyers of housing, but the credit crisis has had a significant negative impact on development in the non-low income housing market. Other than those properties already in development, we intend to hold our residential properties (other than properties designated for low-income development) in reserve until the market stabilizes. In 2009, we plan to enter the Monterrey market and offer a new model of economical housing development with enhanced urban planning compared to that typically offered in economical housing developments.

•	Corporate and Other. Our Corporate and Other segment includes our real estate operations and, through our subsidiary Grupo ICA S.A. de C.V., our corporate operations. The Corporate and Other segment operates as a cost center and includes general and administrative costs, salaries of personnel and activities related to finance, information technology and human resources.

The following table presents the composition of our revenues and operating income by segment and division for each of the periods indicated.

	Three Months Ended March 31,				Year Ended December 31,
	2009		2008		2008		2007		2006
	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage
	(Millions of Mexican pesos)

Revenue
Construction
Civil	4,020	50%	1,764	34%	11,402	42%	7,744	34%	9,599	42%
Industrial	2,198	28%	1,914	37%	8,304	30%	8,036	36%	7,855	35
Rodio Kronsa	375	5%	419	8%	1,680	7%	1,894	8%	1,625	7

Total	6,593	83%	4,097	79%	21,386	79%	17,674	78%	19,080	84
Infrastructure
Airports	486	6%	502	10%	1,988	7%	1,898	8%	1,695	7
Other Concessions	545	7%	259	5%	1,852	7%	837	4%	412	2

Total	1,031	13%	761	15%	3,840	14%	2,735	12%	2,107	9
Housing Development(1)	487	6%	373	7%	2,548	9%	2,169	10%	1,593	7
Corporate and Other	2	0%	1	0%	50	0%	160	1%	87	0
Eliminations	(191)	(2)%	(46)	(1)%	(581)	(2)%	(249)	(1)%	(154)	(1)

Total	7,920	100%	5,186	100%	27,243	100%	22,489	100%	22,714	100%

	Three Months Ended March 31,				Year Ended December 31,
	2009		2008		2008		2007		2006
	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage	Ps.	Percentage
	(Millions of Mexican pesos)

Operating Income
Construction
Civil	132	21%	25	6%	348	18%	156	10%	418	25%
Industrial	128	20%	78	20%	226	11%	307	20%	297	17%
Rodio Kronsa	3	—	9	2%	13	1%	61	4%	78	5%

Total	263	41%	112	28%	587	30%	524	34%	793	47%
Infrastructure
Airports	197	31%	219	56%	721	36%	759	49%	666	39%
Other Concessions	140	22%	83	21%	555	28%	81	5%	91	5%

Total	337	53%	302	77%	1,276	64%	840	54%	757	44%
Housing Development	38	6%	20	5%	218	11%	224	14%	164	10%
Corporate and Other	(3)	(1)%	(17)	(4)%	(34)	(2)%	(23)	(1)%	(26)	(2)
Eliminations	4	1%	(24)	(6)%	(59)	(3)%	(15)	(1)%	16	1%

Total	639	100%	393	100%	1,988	100%	1,550	100%	1,704	100%
Operating Margin	8.1%		7.6%		7.3%		6.9%		7.5%

(1)	On January 1, 2009, in advance of the required implementation date, we adopted Interpretation of Financial Reporting Standard (“INIF”) 14, Real Estate Construction, Sale and Service Contracts, which provides complementary guidance to NIF D-7, Construction Contracts and Fabrication of Certain Capital Goods. INIF 14 establishes guidance regarding the recognition of revenues involving real estate from construction contracts, the rendering of services and the sale of goods. INIF 14 requires that when an entity has a contractual obligation to deliver property or other real estate to a buyer and has limited capacity to influence the design of such property, the contract represents the sale of goods for which revenue and the related costs should be recognized when all of the following criteria are met: (i) the entity has transferred the risks and rewards derived from the goods or title to the property, (ii) the entity does not have continuing involvement in the management of the property, (iii) the amount of the revenue can be reliably estimated, (iv) it is probable that the entity will receive the economic benefits associated with the transaction and (v) the costs and expenses incurred or to be incurred in relation to the transaction can be reliably estimated. Generally, these criteria are met upon transfer of title to the buyer. Previously, we recognized such sales at the earlier of (i) the time the house was completed and the client obtained approved financing or (ii) title to the house was transferred. This change in accounting policy was applied retroactively to our financial information for the three months ended March 31, 2008, which resulted in a Ps.34,746 decrease to revenues previously recognized for that period, a Ps.11,782 decrease to costs and expenses previously recognized for that period, for a total decrease to net income for the three months ended March 31, 2008 of Ps.22,964. See note 4 to the unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2009 and March 31, 2008 for further discussion.

Our Strengths

We believe the following are our principal business strengths:

Leading engineering, procurement and construction and infrastructure operations company in Mexico

We have been operating in the Mexican construction industry since our founding in 1947. We believe this experience provides us with an unparalleled knowledge and understanding of the legal framework and procedures to pursue Mexican public bids, as well as expertise in the Mexican market. According to data provided in December 2008 by the INEGI (Instituto Nacional de Estadistica, Geografia e Informatica), we had a 9.3% market share of the Mexican formal construction market (defined as the total value of production of construction activities within Mexico by construction companies registered with the Mexican Construction Chamber). We currently operate or are constructing 1,213.5 kilometers of concessioned highways and aqueducts, which positions us as a leading company in the development of concessioned infrastructure projects. We believe our leading position provides us with an advantage when bidding for medium and large-scale infrastructure projects. Our nationwide presence allows us to deploy specialized and sophisticated personnel and equipment to all regions of Mexico for any and all types of projects. We believe we have a unique platform of expert engineers and professionals, which allows us to carry out projects in a highly efficient and professional manner compared to our competitors in Mexico.

Reputation as an experienced market leader in its sector, which has resulted in historically high levels of backlog

On December 31, 2008, our backlog was approximately Ps.43,000 million. On March 31, 2009, it was approximately Ps.39,000 million. Over the last three quarters, our backlog has been the highest in our history since becoming a publicly listed company in 1992. Within our backlog, we have 12 large highway concession projects, tunnels and water treatment plants under development in Mexico that are expected to commence operations in the next several years and that each have a term of 20 to 40 years.

We believe our level of civil and industrial construction backlog will result in growth in operating cash flow and profitability, further solidifying our reputation as the leading company in the construction and related services sector in Mexico.

Strong capital position

We have no corporate debt at the holding company level. Our policy is to link the project debt we incur to an identifiable repayment source for the project, in the same currency as the financing, in order to minimize mismatches between cash-flow generation and debt payment commitments, and to seek out financing structures where repayment is limited to the project’s cash flows and is in equivalent amounts, currencies and terms.

Share issuances in 2007, 2005 and 2004 have allowed us to increase our liquidity and improve our debt to capital ratios. Those capital increases also enabled us to fund a number of infrastructure projects and make other investments, particularly in the infrastructure and housing segments.

Diversified sources of revenues, which mitigate risks of macroeconomic cycles

We invest in areas that we believe have high-growth and profitability potential over the medium term, such as infrastructure operations, including airports, highways and water infrastructure, and affordable housing development, all of which the government of Mexico has identified as strategic and which were targeted for public investment by the National Infrastructure Plan announced by President Felipe Calderon in 2007. In January 2006, with the acquisition of GACN, we created an Airports division in our Infrastructure segment. Our direct and indirect interest in GACN, which operates 13 airports in central and northern Mexico, is 59.43%. GACN has invested in land reserves for the future expansion of key airports and is in the final stages of putting into service the new two million passenger Terminal B at the Monterrey airport. In October 2008, GACN acquired a subsidiary with the rights to develop and operate a 287-room, 5-star hotel and approximately

5,000 square meters of commercial space inside the new Terminal 2 of the Mexico City International Airport, increasing exposure to passenger traffic and the potential to generate non-regulated commercial revenues.

We are a leading company in the development of concession projects. We currently have concessions for an aggregate of 1,213.5 kilometers of highways, one tunnel, a water treatment plant and other water supply systems, and, through our subsidiary Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico, solid waste management. Our concessions are located in Mexico, with the exception of the Corredor Sur highway concession in Panama. We continue to seek investments in other concession projects through Proyectos para Prestacion de Servicios, often referred to as PPPs, traditional concession agreements or hybrid structures. In 2008, we acquired the company holding the concession for the 241 kilometer Kantunil-Cancun tollroad. In March 2009, we were awarded the 30-year concession to construct and operate the 21 kilometer La Piedad bypass and to modernize 45 kilometers of federal highways in Guanajuato and Michoacan, Mexico.

In addition, over the medium term as market conditions improve, we intend to increase our participation and operations in the housing market, particularly the low-income sector, which we believe has the potential to increase profitability and returns to our shareholders. The credit crisis and recession in Mexico have had a significant negative impact on development in the non-low income housing market, and other than those properties already in development, we intend to hold our properties (other than properties designated for low-income development) in reserve until the market stabilizes. New housing construction in Mexico has increased steadily in recent years, although at a reduced rate in 2008 and, in the first three months of 2009, new housing construction declined. The increases prior to 2008 were a result of several governmental initiatives that improved the conditions for both developers and prospective buyers. In addition, the incorporation of the Mexican Federal Mortgage Corporation (Sociedad Hipotecaria Federal) has made it easier for people to finance purchases and construction of homes in Mexico. In the short term, our primary focus in the housing market is the low-income sector, in which government programs and initiatives grant most of the financing buyers require.

Our diversified sources of revenue in sectors such as airports, concessions and housing provide increased stability to our revenue stream and decreased exposure to macroeconomic cycles. We believe the steady growth of our revenues, which exceeded the growth of the Mexican economy in 2003, 2004, 2005, 2006 and 2008, results from our diversification.

Proven track record and technical competence, which have allowed us to win repeated business

Our proven track record of satisfactory project completion is translated into a base of loyal clients and allows us to attract new clients for challenging projects. We rely on various control systems designed to ensure that we meet the specifications and deadlines of our clients, while at the same time complying with safety, environmental and quality standards. We believe our workplace accident rate is currently lower than the industry average for engineering and construction companies in the United States in both our civil and industrial construction businesses, based on our data and data published by the Occupational Safety and Health Administration (OSHA) of the U.S. Department of Labor, a fact that we attribute to our high safety standards. We believe that the combination of our proven track record and technical capabilities has allowed us to build a solid reputation in Mexico in terms of timely execution and professionalism, which has positioned us favorably in the market. We have also demonstrated the ability to execute several projects simultaneously, including large projects and projects in varied locations, without sacrificing profitability.

Experienced, multidisciplinary management team, complemented by strategic alliances with leading international partners

We have an experienced engineering and technical team that is capable of designing, developing and carrying out all kinds of construction and industrial projects, such as dams, oil platforms, refineries, electricity power plants, hydro-electrical plants, thermo-electrical plants, gas and oil pipelines, airports, housing, hospitals, highways, bridges, tunnels, subways, railways and seaports. Our engineering team is supported by financial and legal professionals which operate together to organize, coordinate and manage multi-disciplinary and complex task forces for the planning, risk management, construction and financing of each project. We are able to serve varied clients and federal, state and municipal authorities, including unions.

Additionally, we have established long-term strategic alliances with different leading participants in several of our business segments, including: (i) Fluor Corporation, recognized as a leading global provider of industrial engineering, procurement and construction services; (ii) Soletanche Bachy Group, recognized as one of the principal European geotechnical, civil, and mining engineering companies; (iii) Aeroports de Paris Management, S.A., recognized as a leading airport manager in Europe; (iv) Mitsui Corp., recognized as a leading Japanese equity investor in infrastructure projects; (v) FCC Construccion, S.A., or FCC, a construction company recognized as a leader in Spanish highway concessions; (vi) GS Global Infrastructure Partners I, L.P., part of the Goldman Sachs group; and (vii) Veolia Environnement, recognized as a global leader in environmental services. Such strategic alliances have provided us with access to state-of-the-art technology, knowledge and experience, reduction and sharing of risks, and opportunities for employee training and access to best practices.

Our Business Strategy

Our business strategy is focused on three primary objectives: (i) continued growth of the Construction segment through diversification of our project portfolio; (ii) selective growth of our Infrastructure and Housing Development business segments over the medium term; and (iii) achieving increased operating margins and targets for return on invested capital for each project undertaken. We seek to achieve our objectives through the following strategies:

Focus on profitability, return on invested capital and higher value-added opportunities

We have a selective approach to new projects and business opportunities, taking into account the combination of our capabilities, economies of scale and each project’s feasibility, risk profile and cash flow. Our goal is to obtain contracts for projects with higher value-added opportunities for which we have a competitive advantage due to our regional footprint, technical capabilities and established reputation. We also intend to continue implementing cost optimization programs and productivity enhancement plans as necessary to achieve our targets.

Capture growth opportunities created by the Mexican government’s declared policy to improve infrastructure

We intend to strengthen and expand our core construction business in Mexico, where we have a unique knowledge and understanding based on more than 60 years of local experience. We seek to take advantage of new opportunities in the Mexican construction industry created by the Mexican government’s shift to alternative financing structures for public works, where we believe we have competitive advantages compared to smaller market participants that do not have the same technical and financing capabilities that we have. In 2007, President Felipe Calderon unveiled his National Infrastructure Plan for 2007 to 2012, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. In 2009, President Calderon announced the acceleration of this program as a means to confront the global economic crisis. We believe that we have competitive advantages compared to other market participants in taking advantage of this plan. Additionally, the Mexican Senate approved on November 28, 2008 a reform of the rules for infrastructure spending in the public sector; specifically, Pemex is now authorized to contract with private companies for the exploration and drilling of oilfields. We believe that these changes may streamline the process of infrastructure spending on the exploitation of hydrocarbons.

Reforms have also occurred recently in the construction sector in Mexico, as changes to the Mexican Public Works and Related Services law were published in May 2009. Relevant changes that we believe we are well-positioned to take advantage of include: (i) an expansion of clients’ powers to directly award certain work without conducting a public bidding process, (ii) the establishment of rules reducing the time frame to resolve challenges and for more efficient resolution of disputes, (iii) allowing companies to participate in a bid when they also participated in designing studies, plans, or programs for the public works of an infrastructure project, such as the preparation of bidding guidelines, construction specifications and the selection or approval of materials, equipment or processes, and (iv) permitting parties to agree on mechanisms other than the courts for the resolution of disputes related to the interpretation or performance of contracts.

We intend to leverage our Mexican operations and experience to selectively target international growth opportunities that provide attractive returns with an acceptable risk profile.

Continue our policy of financing each project separately

We have established and intend to follow a financing policy under which we obtain financing commitments by financial institutions for a project before committing to execute the project. Additionally, our policy is to link the debt we incur to an identifiable repayment source, in the same currency as the financing, in order to minimize mismatches between cash-flow generation and debt payment commitments, and to seek out financing structures where repayment is limited to the project’s cash flows and is in equivalent amounts, currencies and terms.

Maintain our position as a partner of choice for large-scale projects in Mexico

We intend to further consolidate our position as the premier engineering and construction partner for international companies investing in sizable projects in Mexico. In order to enhance our competitive position in bids for projects, we seek to team up with industry leaders with complementary abilities and expertise that is specific to each project for which we bid. We also seek to enter into long-term strategic alliances with industry leaders.

Experience and Track Record

Since our founding in 1947, we have had considerable experience in the construction and infrastructure sectors, including:

•	27 hydroelectric power plants in Mexico and elsewhere with a total capacity of 12,547 MW

•	More than 20,000 MW of capacity for thermoelectric, hydroelectric and combined-cycle plants

•	More than 220 kilometers of rapid transit rail lines in Mexico City; Monterrey; Santiago, Chile; Puerto Rico and Miami

•	More than 1,000 buildings, including 24 five-star hotels

•	18 irrigation dams that cover more than 2 million hectares and 16 storage dams

•	More than 160 kilometers of aqueducts

•	43 seaports, 40 in Mexico and three abroad

•	19 airports, 16 domestic and three abroad

•	More than 80 highway and urban bridges

•	More than 6,000 kilometers of highways

•	More than 1,600 kilometers of toll-roads

•	Tunnels: more than 150 kilometers for sewage, more than 150 kilometers for power generation and irrigation, more than 30 kilometers for subways, and more than 50 kilometers for water supply

•	10 prisons, a federal high security prison, and two high security wings

•	30 high-voltage transmission line projects

•	More than 400 urban traffic works, urbanization and urban infrastructure

•	10 industrial automotive plants, eight cement plants, three pharmaceutical plants and 30 food and beverage processing plants

•	More than five million meters of pile drivings

•	More than two million square meters of Milan walls, principally for subway systems

•	More than 140 industrial plants for the oil and gas, petrochemicals and chemicals, manufacturing, metals and mining, automotive and telecommunications industries

•	The world’s biggest nitrogen gas production plant, located in Veracruz, Mexico

•	The first liquefied natural gas (LNG) terminal built in Mexico

•	10 sulfur recovery plants

•	10 cryogenic plants

•	More than 10,000 kilometers of fiber optic network grids

•	Approximately 80 marine platforms for oil drilling and auxiliary services

•	Concessioned toll roads: Mexico — Morelia — Guadalajara; Guadalajara — Tepic; Leon — Lagos — Aguascalientes, among others;

Our most important construction projects underway as of the date of this prospectus supplement include the following:

•	Line 12 of the Mexico City metro system

•	the Eastern Discharge Tunnel of the Mexico City valley drainage system

•	La Yesca hydroelectric project

•	Chicontepec II oil field project

•	Poza Rica cryogenic plant

•	Chivas stadium in Jalisco

•	11 hospitals across Mexico

•	Package II of the reconfiguration of the Minatitlan refinery in the state of Veracruz

Our most important infrastructure projects being developed or under concession as of the date of this prospectus supplement include the following:

•	Kantunil — Cancun toll highway via our acquisition of the Mayab Consortium

•	La Piedad bypass

•	Acapulco tunnel

•	Corredor Sur highway in Panama

•	Irapuato-La Piedad and Queretaro-Irapuato highways

•	Nueva Necaxa-Tihuatlan highway

•	Rio Verde-Ciudad Valles highway

•	RCO tollroads: Maravatío — Zapotlanejo, Guadalajara — Zapotlanejo, Zaplotanejo — Lagos de Moreno and Leon — Lagos — Aguascalientes

•	Rio de los Remedios — Ecatepec highway

•	Aqueduct II water supply project in Queretaro

•	Ciudad Acuña water treatment plant

How to Reach Us

We are a corporation (sociedad anonima bursatil de capital variable) organized under the laws of Mexico. Our principal executive offices are located at Blvd. Manuel Avila Camacho 36, Col. Lomas de Chapultepec, Del. Miguel Hidalgo, 11000 Mexico City, Mexico. Our telephone number at that address is (52-55) 5272-9991.

Summary of the Offering

Issuer	Empresas ICA, S.A.B. de C.V.

Offering price per ADS	U.S.$

Offering price per Ordinary Share or CPO	Ps.

Ordinary Shares offered	130,434,783 Ordinary Shares, which may be delivered in the form of Ordinary Shares or CPOs, each representing one Ordinary Share, or ADSs, each representing four CPOs.

International offering	We are offering an aggregate of 91,304,348 Ordinary Shares in the United States and other countries outside of Mexico, principally in Canada and countries of the European Union, in the form of CPOs and ADSs.

Mexican offering	Simultaneously with the international offering, we are offering an aggregate of 39,130,435 Ordinary Shares in a public offering in Mexico in the form of Ordinary Shares. This offering and the international offering are sometimes referred to herein as the combined offering.

Reallocations	The number of Ordinary Shares and ADSs to be offered pursuant to each of the offerings is subject to reallocation among the international underwriters and the Mexican underwriters.

ADSs	Each ADS represents four CPOs. The ADSs will be evidenced by American Depositary Receipts, or ADRs, issued by the ADS depositary. See “Description of the ADSs” in the Prospectus for further information.

Trading market for Ordinary Shares	The Ordinary Shares underlying the CPOs are currently listed on the Mexican Stock Exchange under the symbol “ICA.”

Trading market for ADSs	The ADSs are currently listed on the New York Stock Exchange under the symbol “ICA.”

Use of proceeds	The net proceeds from the offering, after payment of underwriting discounts and commissions and transaction expenses, are expected to be approximately U.S.$217 million, assuming no exercise of the over-allotment options, or U.S.$249 million, assuming the full exercise of the over-allotment options. We intend to use the net proceeds from this offering to allow us and our subsidiaries to invest in existing and new infrastructure concessions and for working capital to expand our participation in civil construction and housing development projects. We expect to use approximately 80% of the net proceeds from this offering for new projects. The proceeds are expected to be allocated in the following manner:

•     Approximately 50% for investment in our Infrastructure segment, to facilitate our participation in bidding on new highway projects (both toll roads and Proyectos para Prestacion de Servicios, often referred to as PPPs), mass transit projects, including Lines 2 and 3 of the Mexico City area suburban rail system and water-related projects, such as the recent award of the El Realito aqueduct;

•     Approximately 20% for additional liquidity in the Civil Construction segment, to support growth in urban projects and heavy and specialized construction projects, which can have working capital requirements, such as: (i) mass transit metro systems, (ii) building federal and state hospitals, (iii) modernization and expansion of airports and ports, (iv) building urban developments, hotels and prisons, (v) the treatment and distribution of water, (vi) the engineering, procurement and construction of hydroelectric projects, and (vii) the modernization, expansion and conservation of toll roads, highways, bridges, tunnels and bypasses;

•     Approximately 20% for investment in existing infrastructure projects that we recently initiated, including the Rio de los Remedios — Ecatepec highway, in which we participate with a controlling 50% interest, and the La Piedad bypass, which was awarded to us in the first quarter of 2009; and

• Approximately 10% for investment in the Housing Development segment, particularly in new home-building technologies.

ADS Depositary	The Bank of New York

Over-allotment option	We will offer up to an additional 19,565,217 Ordinary Shares, or the equivalent in CPOs or ADSs, if the international underwriters and the Mexican underwriter exercise their over-allotment options in full.

Expected offering timetable	Marketing commenced: June 29, 2009

Expected pricing date: July 9, 2009

Expected closing date: July 14, 2009

Settlement	Settlement of the Ordinary Shares and CPOs will be made through the book-entry system of S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V., or INDEVAL. Settlement of the ADSs will be made through the book-entry system of The Depository Trust Company, or DTC.

Lock-up provision	We and our controlling shareholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the representative of the international underwriters, dispose of or hedge any Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares. The representative of the international underwriters, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. See “Underwriting” for more information.

Voting rights	Holders of CPOs, including those represented by ADSs, are not entitled to exercise any voting rights with respect to the underlying Ordinary Shares held in the CPO trust. Such rights are exercisable by the CPO trustee pursuant to the terms of the CPO trust agreement, which requires the CPO trustee to vote all the underlying shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting.

Dividend policy	We have not paid dividends since 2000 and we do not expect to pay dividends in the future. We may, however, institute a dividend policy in the future depending on our future results of operations and financial condition. We cannot assure you of the terms of any dividend policy we may adopt. See “Dividends” in our annual report on Form 20-F/A for the year ended December 31, 2008, incorporated by reference in the prospectus of which this prospectus supplement is part.

Taxation	Under Mexican income tax law, dividends, either in cash or in kind, paid to holders who are non-residents of Mexico for tax purposes with respect to the Ordinary Shares underlying the CPOs are not subject to any Mexican withholding taxes payable on behalf of the holders (but may be subject to corporate taxation). Gain on the sale of CPOs by holders who are non-residents of Mexico for tax purposes will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or a securities market approved by the Ministry of Finance and Public Credit. See “Taxation” in the Prospectus.

Risk Factors	See “Risk Factors” beginning on page S-14 as well as in the documents incorporated by reference into the accompanying prospectus for a discussion of certain risk factors relating to us, our business and an investment in the ADSs, CPOs or Ordinary Shares.

RISK FACTORS

We have set forth risk factors in our most recent annual report on Form 20-F/A, which is incorporated by reference in the prospectus of which this prospectus supplement is part. We may include further risk factors in subsequent reports on Form 6-K incorporated by reference in the prospectus of which this prospectus supplement forms part. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in the prospectus.

USE OF PROCEEDS

The net proceeds from the offering, after payment of underwriting discounts and commissions and transaction expenses, are expected to be approximately U.S.$217 million, assuming no exercise of the over-allotment options, or U.S.$249 million, assuming the full exercise of the over-allotment options. These estimates are based on a closing share price of Ps.23.09 at June 26, 2009 and an exchange rate of Ps.13.34 per US$1.00 (the exchange rate on June 19, 2009, which is the most recent noon buying rate published by the Federal Reserve Bank of New York as of the date of this prospectus supplement).

We intend to use the net proceeds from this offering to allow us and our subsidiaries to invest in existing and new infrastructure concessions and for working capital to expand our participation in civil construction and housing development projects. We expect to use approximately 80% of the net proceeds from this offering for new projects. The proceeds are expected to be allocated in the following manner:

•	Approximately 50% for investment in our Infrastructure segment, to facilitate our participation in bidding on new highway projects (both toll roads and Proyectos para Prestacion de Servicios, often referred to as PPPs), mass transit projects, including Lines 2 and 3 of the Mexico City area suburban rail system and water-related projects, such as the recent award of the El Realito aqueduct;

•	Approximately 20% for additional liquidity in the Civil Construction segment, to support growth in urban projects and heavy and specialized construction projects, which can have working capital requirements, such as: (i) mass transit metro systems, (ii) building federal and state hospitals, (iii) modernization and expansion of airports and ports, (iv) building urban developments, hotels and prisons, (v) the treatment and distribution of water, (vi) the engineering, procurement and construction of hydroelectric projects, and (vii) the modernization, expansion and conservation of toll roads, highways, bridges, tunnels and bypasses;

•	Approximately 20% for investment in existing infrastructure projects that we recently initiated, including the Rio de los Remedios — Ecatepec highway, in which we participate with a controlling 50% interest, and the La Piedad bypass, which was awarded to us in the first quarter of 2009; and

•	Approximately 10% for investment in the Housing Development segment, particularly in new home-building technologies.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table are based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in Mexican pesos. We make no representation that the Mexican peso amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

	Exchange Rate
	High	Low	Period End	Average(1)

Year Ended December 31, 2003	11.40	10.11	11.24	10.79
2004	11.64	10.81	11.15	11.31
2005	11.41	10.41	10.63	10.87
2006	11.46	10.43	10.80	10.90
2007	11.27	10.67	10.92	10.93
2008	13.94	9.92	13.83	11.21
2009:
January 2009	14.33	13.33	14.33	13.88
February 2009	15.09	14.13	15.09	14.61
March 2009	15.41	14.02	14.21	14.65
April 2009	13.89	13.05	13.80	13.40
May 2009	13.82	12.88	13.18	13.19
June 2009 (through June 19, 2009)	13.64	13.16	13.34	13.38

(1)	Average of month-end rates or daily rates, as applicable.

Source:  Federal Reserve Bank of New York.

In recent decades, the Mexican Central Bank (Banco de Mexico) has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of shortages of foreign currency, we cannot assure you that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores), and, as a result, will likely affect the market price of our American Depository Shares, or ADSs. Such fluctuations will also affect the U.S. dollar conversion by The Bank of New York, the depositary for our ADSs, of any cash dividends paid by us in pesos.

On December 31, 2008, the Federal Reserve Bank of New York’s noon buying rate was Ps.13.83 per U.S.$1.00. On June 19, 2009, the Federal Reserve Bank of New York’s noon buying rate was Ps.13.34 per U.S.$1.00.

CAPITALIZATION

The following table sets forth our consolidated capitalization under MFRS, as of March 31, 2009 on an actual basis and on an adjusted basis to reflect the sale of the ADSs, the CPOs and the Ordinary Shares in the international offering and the Mexican offering and receipt of estimated aggregate net proceeds of U.S.$217 million (Ps.2,891 million), assuming no exercise of the over-allotment option. This table should be read together with our audited consolidated financial statements and the other financial information appearing in our Form 20-F/A for the year ended December 31, 2008, which is incorporated by reference in the prospectus of which this prospectus supplement is part, and our unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2008 and 2009 included in this prospectus supplement.

	As of March 31, 2009
	Actual				As Adjusted
	(In millions of U.S. dollars (U.S.$) and in millions of Mexican pesos (Ps.) at March 31, 2009(1))

Short-term debt	U.S.$	317	Ps.	4,651	U.S.$	317	Ps.	4,651
Long-term debt:
Peso-denominated long-term debt		629		9,219		629		9,219
Dollar-denominated long-term debt		398		5,830		398		5,830
Other currency-denominated long-term debt		8		124		8		124

Total long-term debt		1,353		19,824		1,353		19,824
Shareholders’ equity:
Common stock: no par value, 150,000,000 shares issued and outstanding, restatement and premium in the sale of shares		884		12,951		1,123		16,451
Reserve for repurchase of shares		50		728		50		728
Retained earnings		76		1,113		76		1,113
Cumulative translation effects of foreign subsidiaries and valuation of financial instruments		(38)		(559)		(38)		(559)

Total capitalization	U.S.$	972	Ps.	14,233	U.S.$	1,210	Ps.	17,733

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.14.65 per U.S.$1.00 solely for the convenience of the reader.

SHARE PRICE INFORMATION

The following table sets forth, for the five most recent full financial years, the annual high and low market prices for the ADSs, on the New York Stock Exchange in U.S. dollars and for the Ordinary Shares on the Mexican Stock Exchange in nominal pesos. Each ADS represents four CPOs, each of which represents a financial interest in one Ordinary Share.

	New York Stock		Mexican Stock
	Exchange		Exchange
	U.S. Dollars		Pesos per
	per ADS		Ordinary Share
	High	Low	High	Low

2004	9.80	6.08	26.10	16.74
2005	10.80	8.36	29.40	22.50
2006	15.75	9.80	42.63	25.54
2007	28.04	13.90	75.48	38.65
2008	27.65	4.26	73.33	14.04

The following table sets forth, for the periods indicated, the reported high and low market prices for the ADSs on the New York Stock Exchange in U.S. dollars and for the Ordinary Shares on the Mexican Stock Exchange in nominal pesos.

	New York Stock		Mexican Stock
	Exchange		Exchange
	U.S. Dollars		Pesos per
	per ADS		Ordinary Share
	High	Low	High	Low

2007
First Quarter	15.80	13.90	43.47	38.65
Second Quarter	20.33	15.03	54.73	41.03
Third Quarter	27.45	20.79	74.55	57.79
Fourth Quarter	28.05	23.02	75.48	63.50
2008
First Quarter	26.99	22.06	73.33	59.87
Second Quarter	22.06	23.62	70.99	61.81
Third Quarter	26.04	10.59	66.17	29.50
Fourth Quarter	12.09	4.26	32.96	14.04
2009
First Quarter	7.47	6.58	26.47	18.80
January 2009	7.44	6.58	24.85	23.06
February 2009	7.47	5.88	26.47	22.45
March 2009	6.75	4.79	24.35	18.80
Second Quarter (through June 26, 2009)	8.55	6.39	28.12	21.40
April 2009	8.11	7.05	26.85	24.50
May 2009	8.55	7.37	28.12	25.35
June 2009 (through June 26)	8.02	6.39	26.51	21.40

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present selected consolidated financial information of our company.

Information as of the last day of and for each of the five years in the period ended December 31, 2008 has been derived from our audited consolidated financial statements. Such information should be read in conjunction with, and is qualified in its entirety by reference to, such financial statements and the notes thereto, which are included in our annual report on Form 20-F/A for the year ended December 31, 2008, incorporated by reference in the prospectus of which this prospectus supplement is a part. In accordance with NIF B-10, our financial information for dates and periods after December 31, 2007 is presented without inflation accounting. We have not restated financial information for prior periods. Financial information for dates and periods before December 31, 2007 continues to be presented in constant pesos as of December 31, 2007.

Information as of and for the three months ended March 31, 2009 and 2008 has been derived from, should be read in conjunction with and is qualified in its entirety by reference to, our unaudited condensed consolidated financial statements and the notes thereto, included elsewhere in this prospectus supplement.

The unaudited financial information presented below has been prepared on the same basis as our annual consolidated financial statements, and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operation as of the dates and for the periods specified. Results for the three months ended March 31, 2009 are not, however, necessarily indicative of results to be expected for the full year 2009.

The principal differences between MFRS and accounting principles generally accepted in the United States, or U.S. GAAP, and their effects upon net income (loss) and total stockholders’ equity as of and for the years ended December 31, 2008, 2007 and 2006 are presented in note 29 to our annual consolidated financial statements for 2008, included in our annual report on Form 20-F/A for the year ended December 31, 2008, incorporated by reference in the prospectus of which this prospectus supplement is a part.

	Financial Information as of and For the Year Ended December 31,
	2008		2008		2007		2006		2005		2004
	(Millions of		(Thousands of Mexican pesos, except per share and per ADS data)
	U.S. dollars)(1)

Income Statement Data:
MFRS:
Total revenues	U.S.$	1,860	Ps.	27,243,023	Ps.	22,489,019	Ps.	22,713,683	Ps.	20,004,984	Ps.	14,241,679
Gross profit		292		4,284,722		3,553,917		3,289,517		2,572,209		1,762,262
Selling, general and administrative expense		157		2,296,506		2,003,509		1,585,977		1,450,615		1,224,846
Operating income		136		1,988,216		1,550,408		1,703,540		1,121,594		537,416
Financing cost (income), net		32		470,655		419,530		168,829		105,385		(40,276)
Other (income) expense, net(2)		(5)		(70,419)		(22,706)		87,673		(58,188)		47,670
Income tax expense(3)		25		369,660		1,949,263		397,742		375,311		556,280
Share in (income) loss of affiliated companies		30		432,607		(10,828)		(22,438)		106,470		190,688
Consolidated net income (loss)		54		785,713		(784,851)		1,071,734		805,556		164,430
Net income (loss) of minority interest		23		332,828		89,576		355,336		269,646		68,794
Net income (loss) of majority interest		31		452,885		(874,427)		716,398		535,910		95,638
Basic and diluted earnings (loss) per share of majority interest(5)		0.06		0.91		(2.02)		1.77		1.54		0.31
Basic and diluted earnings (loss) per ADS of majority interest(5)		0.25		3.64		(8.09)		7.09		6.18		1.23
Weighted average shares outstanding (000s):
Basic and diluted(5)		497,263		497,263		432,198		404,182		347,127		310,177

	Financial Information as of and For the Year Ended December 31,
	2008		2008		2007		2006		2005		2004
	(Millions of		(Thousands of Mexican pesos, except per share and per ADS data)
	U.S. dollars)(1)

U.S. GAAP:
Total revenues		1,299		19,026,389		17,571,289		18,064,385		15,792,102		11,938,175
Operating (loss) income(6)		109		1,759,786		1,225,709		1,467,234		847,359		520,157
Income (loss) from continued operations(4)		(82)		(1,077,951)		(985,175)		484,189		500,211		(45,371)
Income (loss) from discontinued operations(4)				—		—		—		—		66,446
Consolidated net income (loss)		(82)		(1,077,951)		(985,175)		484,189		500,211		21,075
Basic earnings (loss) per share from:
Continuing operations(5)		(0.16)		(2.17)		(2.28)		1.19		1.44		(0.15)
Discontinued operations(5)				(2.17)		—		—		—		0.21
Basic earnings (loss) per share(5)		(0.16)		(2.17)		(2.28)		1.19		1.44		0.07
Basic earnings (loss) per ADS(5)		(0.66)		8.67		(9.12)		4.79		5.76		0.27
Diluted earnings (loss) per share from:
Continuing operations(5)		(0.16)		(2.17)		(2.28)		1.19		1.44		(0.15)
Discontinued operations(5)				—		0.00		0.00		0.00		0.21
Diluted earnings (loss) per share(5)		(0.16)		(2.17)		(2.28)		1.19		1.44		0.07
Diluted earnings (loss) per ADS(5)		(0.66)		8.67		(9.12)		4.79		5.76		0.27
Weighted average shares outstanding (000s):
Basic(5)		497,263		497,263		432,198		404,182		347,127		310,030
Diluted(5)		497,598		497,598		432,849		404,997		347,510		310,030
Balance Sheet Data:
MFRS:
Total assets	U.S.$	3,555	Ps.	52,076,819	Ps.	36,185,407	Ps.	37,852,306	Ps.	33,739,144	Ps.	22,644,021
Long-term debt(7)		950		13,924,518		5,990,094		7,582,276		10,879,733		6,938,369
Capital stock		884		12,956,267		13,722,959		7,889,373		8,055,136		9,868,822
Total stockholders’ equity		1,243		18,209,457		18,863,138		14,747,389		13,978,735		6,592,774
U.S. GAAP:
Total assets		3,039		44,527,346		34,462,058		34,738,561		31,465,898		20,659,125
Long-term debt(7)		919		13,469,371		5,990,094		7,546,634		10,782,992		7,095,025
Capital stock(8)		1,262		18,486,005		17,778,322		17,059,623		16,998,966		14,385,895
Stockholders’ equity(8)		994		12,663,447		14,138,862		9,193,259		8,949,556		5,982,712
Other Data:
Adjusted EBITDA(9)		212		3,192,591		2,248,724		3,021,787		2,309,121		1,779,436
MFRS:
Capital expenditures		511		7,478,298		5,393,337		1,105,492		610,393		1,163,312
Depreciation and amortization		65		954,020		698,316		864,785		780,660		991,708
Inflation Data:
Change in consumer price index				6.52		3.75		4.05		3.33		5.19
Restatement factor		—		—		4.24		4.49		0.15		3.64

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the year ended December 31, 2008 have been translated at a rate of Ps.14.65 to U.S.$1.00 using the average daily noon buying rate for Mexican pesos in March 2009 as published by the Federal Reserve Bank of New York. See “Exchange Rates.”

(2)	Includes for 2008 principally gains on sales of equipment of Ps.10.6 million and a gain on contract settlement of Ps.39.1 million. Includes for 2007 Ps.68 million for the reversal of an uncollectible account receivable from the sale of an investment, Ps.32 million of statutory employee profit sharing expense and Ps.13 million of other income related to value-added tax reversals and gains on sales of investments. For 2006, includes Ps.37 million from reversals of taxes for unconsolidated entities, Ps.12 million of gains on sales of investments and Ps.11 million of other income, offset by Ps.147 million of statutory employee profit sharing expense. Includes for 2005 gain on purchases and sales of investments of Ps.103 million, footnotes continued on following page

other income of Ps.58 million relating to gain from sale of claims rights and Ps.104 million of statutory employee profit sharing expense. Includes for 2004 other expense of Ps.34 million relating to severance costs, Ps.30 million of statutory employee profit sharing expense, and Ps.180 million in other income related to reversal of an impairment charge related to a concession.

(3)	During 2008 and 2007, income tax expense includes the effects of the new business flat tax in Mexico. See note 20 to our consolidated financial statements.

(4)	During 2004, we sold our shares in several of our subsidiaries. Under U.S. GAAP, such sales would have been treated as discontinued operations.

(5)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and considering four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period. See note 29 to our consolidated financial statements.

(6)	There are differences in the classification of certain expenses recorded under “other expenses (income)” related to statutory employee profit sharing, the reversal of value-added taxes and gains and losses on sales of investments, as well as gains and losses on sale of equipment. Under MFRS, these expenses or income are treated as non-operating expenses or income and are not deducted or added back in calculating operating income (loss), whereas under U.S. GAAP these amounts are treated as operating expenses and are deducted or added back in calculating operating income (loss). Such amounts for 2008, 2007, 2006, 2005, and 2004 totaled Ps.5 million, Ps.43 million, Ps.153 million, Ps.113 million, Ps.245 million, respectively. See note 29 to our consolidated financial statements.

(7)	Excluding current portion of long-term debt.

(8)	In the current as well as prior years, our stockholders approved the reclassification of accumulated losses as well as the portion of the insufficiency from restatement of capital related to inflationary effects against common stock. We determined that such applications of losses against common stock are not appropriate under U.S. GAAP. Such difference between MFRS and U.S. GAAP does not affect total stockholders’ equity under U.S. GAAP, but rather reclassifies amounts among stockholders’ equity which are affected by such applications, including retained earnings, cumulative other comprehensive income, common stock, additional paid-in capital and the reserve for the repurchase of shares. See note 29 to our consolidated financial statements.

(9)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization and (vii) net interest expense included in cost of sales. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

You should review adjusted EBITDA, along with net income when trying to understand our operating performance. Our computation of adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies in Mexico or elsewhere. Adjusted EBITDA should not be considered as an alternative to net income of majority interest, which is determined in accordance with MFRS or U.S. GAAP, or as an indication of our financial performance.

Adjusted EBITDA has certain material limitations. It does not include interest expense. Because we borrow money to finance a significant portion of our operations, interest is a necessary and ongoing part of our costs and incurring debt and interest expense assists us in generating revenue. Therefore, any measure that excludes interest expense has material limitations. Additionally, adjusted EBITDA does not include footnotes continued on following page

taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations. Furthermore, adjusted EBITDA does not include depreciation and amortization. Because we must utilize property and equipment and in order to generate revenues and enter into concession arrangements that are a significant part of our operations, depreciation and amortization are a necessary and ongoing part of our costs. Therefore, any measure that excludes depreciation and amortization has material limitations. Adjusted EBITDA also excludes our participation in the share of income from unconsolidated affiliates and other income (expense), which consists mainly of gains and losses on sales of property, plant and equipment, the cancellation of the provision for the collection of accounts receivable for the Torre Mayor project, gains on sales of investments in shares, reversal of taxes due to deconsolidation and statutory employee profit sharing expense. We enter into joint ventures and invest in other projects with unconsolidated affiliates as an ongoing part of our operations in order to increase our competitiveness and knowledge and to share risks. Therefore, any measure that excludes this information has material limitations.

The following table provides a reconciliation of net income of majority interest to adjusted EBITDA for each of the periods presented:

	Three Months Ended March 31,			Year Ended December 31,
	2009	2008	% Var	2008	2007	2006	2005	2004
	(Thousands of Mexican pesos)

Adjusted EBITDA:
Net income of majority interest(1)	112,968	32,585	247	452,885	(874,427)	716,398	535,910	95,638
Adjusted for:
Net income of minority interest	131,625	171,831	(23)	332,828	89,576	355,336	269,646	68,794
Share in loss (income) of affiliated companies	112,050	98,339	14	432,607	(10,828)	(22,438)	106,470	190,688
Taxes	155,456	61,439	153	369,660	1,949,263	397,742	375,311	556,280
Other income (expense), net	50,401	93,544	(46)	70,419	22,706	(87,673)	58,188	(47,670)
Comprehensive financing (cost) income	(177,161)	(122,548)	45	(470,655)	(419,530)	(168,829)	(105,385)	40,276
Depreciation and amortization	267,486	199,560	34	954,020	698,316	864,785	780,660	991,708
Net interest expense included in cost of sales	111,013	8,314	1,235	250,355	—	453,462	406,867	250,310

Adjusted EBITDA	1,017,358	601,072	69	3,192,591	2,248,724	3,021,787	2,309,121	1,779,436

(1)	Net income of majority interest is a measure equivalent to consolidated net income under U.S. GAAP.

	Financial Information as of and for the
	Three Months Ended March 31,
	2009		2009		2008
	(Millions of		(Millions of Mexican pesos, except per share and per ADS data)
	U.S. dollars)(1)

Income Statement Data:
MFRS:
Total revenues	U.S.$	541	Ps.	7,920	Ps.	5,186
Gross profit		79		1,162		835
Selling, general and administrative expense		36		523		442
Operating income		44		639		393
Financing cost, net		(12)		(177)		(123)
Other income (expense), net		3		50		94
Income tax expense		11		155		61
Share in loss of affiliated companies		(8)		(112)		(98)
Consolidated net income (loss)		16		245		204
Net income of minority interest		9		132		172
Net income of majority interest		8		113		33
Basic and diluted earnings per share of majority interest		0.02		0.23		0.07
Basic and diluted earnings per ADS of majority interest		0.06		0.92		0.27
Weighted average shares outstanding (000,000s):
Basic and diluted(2)				493.15		498.06
Balance Sheet Data:
MFRS:
Total assets	U.S.$	3,748	Ps.	54,903	Ps.	42,433
Long-term debt		1,036		15,173		9,484
Capital stock		466		6,829		7,378
Total stockholders’ equity		1,241		18,184		19,692
Other Data:
Adjusted EBITDA(3)		69		1,017		601
MFRS:
Capital expenditures		76		1,116		2,290
Depreciation and amortization		18		267		200

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the three month period ended March 31, 2009 have been translated at a rate of Ps.14.65 to U.S.$1.00 using the average daily noon buying rate for Mexican pesos in March 2009 as published by the Federal Reserve Bank of New York.

(2)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and considering four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period.

(3)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization and (vii) net interest expense included in cost of sales for financed projects. Our management footnotes continued on following page

believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

You should review adjusted EBITDA, along with net income when trying to understand our operating performance. Our computation of adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies in Mexico or elsewhere. Adjusted EBITDA should not be considered as an alternative to net income of majority interest, which is determined in accordance with MFRS or U.S. GAAP, or as an indication of our financial performance.

Adjusted EBITDA has certain material limitations. It does not include interest expense. Because we borrow money to finance a significant portion of our operations, interest is a necessary and ongoing part of our costs and incurring debt and interest expense assists us in generating revenue. Therefore, any measure that excludes interest expense has material limitations. Additionally, adjusted EBITDA does not include taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations. Furthermore, adjusted EBITDA does not include depreciation and amortization. Because we must utilize property and equipment and in order to generate revenues and enter into concession arrangements that are a significant part of our operations, depreciation and amortization are a necessary and ongoing part of our costs. Therefore, any measure that excludes depreciation and amortization has material limitations. Adjusted EBITDA also excludes our participation in the share of income from unconsolidated affiliates and other income (expense), which consists mainly of gains and losses on sales of property, plant and equipment and statutory employee profit sharing expense. We enter into joint ventures and invest in other projects with unconsolidated affiliates as an ongoing part of our operations in order to increase our competitiveness and knowledge and to share risks. Therefore, any measure that excludes this information has material limitations.

See footnote 9 to the year-end financial information table above in this “Selected Consolidated Financial Information” section for a reconciliation of net income of majority interest to adjusted EBITDA.

RECENT RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2009 and 2008, included in this prospectus supplement, and the notes thereto. Our unaudited consolidated condensed financial statements have been prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. Our results of operations for the three-month period ended March 31, 2009 are not necessarily indicative of results to be expected for the entire fiscal year.

General

Overview

We are a Mexican company principally engaged in construction and construction-related activities. As a result, our results of operations are substantially affected by developments in Mexico and Mexican public spending on large infrastructure projects. Our results of operations also vary from period to period based on the mix of projects under construction, and the contract terms relating to those projects.

Our results of operations for the first quarter of 2009 principally reflected an increased volume of civil construction projects in our Construction segment, as projects awarded to us after the late 2006 slowdown (due to a transition period after Mexican elections) began contributing to revenues, combined with an increased volume of other concessions in our Infrastructure segment. These increases were partially offset by decreased revenues in our Airports division, which we attribute to the recession in Mexico and turmoil in the global financial system, and by decreased sales and increased costs in our Rodio Kronsa division due to unfavorable economic conditions in the Spanish housing and infrastructure sectors.

After a transition period of several months, the government of President Felipe Calderon, who took office in December 2006, began soliciting bids for new projects in mid-2007. In 2007, President Calderon unveiled his National Infrastructure Plan, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Plan contemplates public and private investments totaling Ps.951 billion from 2007 to 2012 in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the National Infrastructure Plan calls for an additional Ps.1,581 billion in energy sector investments.

Mexico began to enter a recession in the fourth quarter of 2008 and the first quarter of 2009, during which GDP fell by approximately 1.6% and 8.2%, respectively. The construction and air travel industries, and as a result, our results of operations, are substantially influenced by economic conditions in Mexico. The National Infrastructure Plan remains in place and new projects continue to be awarded; however, beginning in the second half of 2008 and due to the impact of the turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico has been slower than we anticipated. The Mexican government has also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment. In February 2008, the Mexican government announced the creation of the National Fund for Infrastructure within the Banobras development bank. The government has stated that it intends to use the National Fund for Infrastructure to counteract effects of the credit crisis and related turmoil in the global financial system by providing financing, including guarantees, for important projects. The initial funding of Ps.44,000 million for the National Fund for Infrastructure came from the privatization of the first package of toll roads offered by FARAC in 2007. Through 2012, the National Fund for Infrastructure has stated that it expects to channel approximately Ps.270,000 million in resources into communications and transportation, environmental, water, and tourism development projects.

Operating Results

Revenues

The following table sets forth the revenues of each of our divisions for the three months ended March 31, 2009 and 2008.

	Three Months Ended March 31,
	2009			2008
	(Millions of		(Percentage	(Millions of		(Percentage
	Mexican pesos)		of total)	Mexican pesos)		of total)

Revenues:
Construction:
Civil	Ps.	4,020	51%	Ps.	1,764	34%
Industrial		2,198	28%		1,914	37%
Rodio Kronsa		375	5%		419	8%

Total		6,593	83%		4,096	79%

Infrastructure:
Airports		486	6%		502	10%
Other Concessions		545	7%		259	5%

Total		1,030	13%		761	15%

Housing Development		487	6%		373	7%
Corporate and Other		2	0		1	0
Eliminations		(191)	(2)		(46)	(1)

Total	Ps.	7,920	100%	Ps.	5,186	100%

During the first quarter of 2009, total revenues increased 53% as compared to the first quarter of 2008. The principal source of revenue growth was Civil Construction, resulting from the execution of projects that were awarded in 2007 and 2008. In addition, Other Concessions, Industrial Construction and Housing generated double-digit revenue growth. Growth in these lines of business offset revenue reductions in Airports, which was negatively affected by the impact of the Mexican recession and turmoil in the global financial system on the air transport industry, and Rodio Kronsa, which was negatively affected by the real estate downturn in Spain.

Cost of Sales and Selling, General and Administrative Expenses

We recorded cost of sales of Ps.6,759 million during the first three months of 2009, a 55% increase from Ps.4,351 million during the first three months of 2008. This increase was primarily due to an increased volume of work. Cost of sales also included Ps.111 million in net interest expense on financed projects in Civil Construction, Other Concessions, and Housing, as compared to Ps.8 million in the prior year period. We recorded selling, general and administrative expenses of Ps.523 million during the first three months of 2009, an 18% increase from Ps.442 million during the same period of 2008. As a percentage of revenues, cost of sales and general and administrative expenses together did not change significantly, at 92% of revenues in both the first quarter of 2009 and the first quarter of 2008.

During the first quarter of 2009, Ps.61 million of costs of sales in Other Concessions segment consisted of financing costs related to our concessions, Ps.34 million of cost of sales in the Civil Construction division consisted of financing costs related to the La Yesca hydroelectric project, and Ps.12 million of cost of sales consisted of financing costs related to our housing developments. These financing costs are accounted for within costs of sales because their corresponding project contracts include as a component of their price the financing costs of the project, in addition to the performance of the work.

Operating Income

The following table sets forth operating income or loss of each of our divisions for the three-month periods ended March 31, 2009 and 2008.

	Three Months Ended March 31,
	2009			2008
	(Millions of		(Percentage	(Millions of		(Percentage
	Mexican pesos)		of total)	Mexican pesos)		of total)

Operating Income (Loss):
Construction:
Civil	Ps.	132	21%	Ps.	25	6%
Industrial		128	20%		78	20%
Rodio Kronsa		3	0%		9	2%
Total		263	41%		112	28%
Infrastructure:
Airports		197	31%		219	56%
Other Concessions		140	22%		83	21%
Total		337	53%		302	77%
Housing Development		38	6%		20	5%
Corporate and Other		(3)	(1)		(17)	(4)
Eliminations		4	1		(24)	(6)

Total	Ps.	639	100%	Ps.	393	100%

Operating margin		8.1%			7.6%

Construction

Civil Construction

The following table sets forth the revenues and operating income of the Civil Construction division for the three-month periods ended March 31, 2009 and 2008.

	Three Months Ended March 31,
	2009		2008
	(Millions of
	Mexican pesos)

Revenues	Ps.	4,020	Ps.	1,764
Operating income	Ps.	132	Ps.	25
Operating margin		3.3%		1.4%

Our Civil Construction division’s revenues increased 128% in the first quarter of 2009 as compared to the first quarter of 2008, principally as a result of an increased volume of work contracted in 2007 and 2008. The La Yesca hydroelectric project, scheduled for completion in the second quarter of 2012, contributed 17.7% of this division’s revenues. Other projects principally contributing to revenues in the first three months of 2009 were the first package of the FARAC tollroads (which contributed 3.7% of Construction segment revenues and is scheduled to be completed in the first quarter of 2010), the Rio de los Remedios — Ecatepec highway, (which contributed 3.6% of Construction segment revenues and is scheduled to be completed in February 2011) and the Rio Verde — Ciudad Valles highway (which contributed 2.9% of Construction segment revenues and is scheduled to be completed in the second quarter of 2010).

Operating income for the Civil Construction division increased 428% in the first three months of 2009 as compared to the same period of 2008. This increase was principally attributable to the increase in revenues.

Industrial Construction

The following table sets forth the revenues and operating income of our Industrial Construction division for the three-month periods ended March 31, 2009 and 2008.

	Three Months Ended March 31,
	2009		2008
	(Millions of Mexican pesos)

Revenues	Ps.	2,198	Ps.	1,914
Operating income	Ps.	128	Ps.	78
Operating margin		5.8%		4.1%

The Industrial Construction division’s revenues increased by 15% in the first three months of 2009 as compared to the first three months of 2008 as a result of increased work on contracted projects. The principal contributors to revenues in the first three months of 2009 were the Chicontepec II oil field services (which contributed 12.7% to total Construction segment revenues and is scheduled to be completed in the fourth quarter of 2011), Package II of the Minatitlan refinery reconfiguration (which contributed 5% to Construction segment revenues and is scheduled to be completed in the third quarter of 2009) and the Sempra Costa Azul nitrogen injection plant (which contributed 4% to Construction segment revenues and is scheduled to be completed in the first quarter of 2010).

Operating income for the Industrial Construction division increased 65% in the first three months of 2009 from the first three months of 2008. This increase was primarily due to an increase in executed work.

Rodio Kronsa

The following table sets forth the revenues and operating income of our Rodio Kronsa division for the three-month periods ended March 31, 2009 and 2008.

	Three Months Ended March 31,
	2009		2008
	(Millions of Mexican pesos)

Revenues	Ps.	375	Ps.	419
Operating income	Ps.	3	Ps.	9
Operating margin		0.8%		2.1%

The Rodio Kronsa division’s revenues decreased by 10% during the first three months of 2009 from the first three months of 2008, and its operating income decreased 66% over the same period. These decreases was principally due to unfavorable business conditions in the Spanish real estate and infrastructure sectors. This division accounted for 6% of total revenues in the first three months of 2009. The most important projects included the new headquarters for Repsol in Madrid, the foundation for Porta Firal in Barcelona, and foundation work for 203 houses in Rivas-Madrid.

Operating income for the Rodio Kronsa division decreased by Ps.6 million in the first three months of 2009 from the prior year period. Rodio Kronsa continues to execute the expense control and cost optimization programs launched in 2008 in order to reduce the impact of the slowdown in the Spanish construction sector to the extent that variable costs can be reduced.

Construction Backlog

The most significant additions to backlog in the first three months of 2009 were:

•	the La Piedad bypass, which represented Ps.1,312 million, or 3.4%, of our backlog as of March 31, 2009;

•	the Mexico-Pachuca tollroad modernization, which represented Ps.809 million, or 2.1%, of our backlog as of March 31, 2009; and

•	Rodio Kronsa contracts which represented Ps.254 million, or 0.7%, of our backlog as of March 31, 2009;

The following table sets forth, at the dates indicated, our backlog of construction contracts.

	As of March 31,
	2009		2009		2008
	(Millions of		(Millions of Mexican pesos)
	U.S. dollars)

Construction
Civil	U.S.$	2,319	Ps.	33,974	Ps.	35,885
Industrial		309		4,523		6,149
Rodio Kronsa		30		442		563
Total	U.S.$	2,658	Ps.	38,939	Ps.	42,597

Backlog at March 31, 2009 increased 34% from March 31, 2008. Four projects represented approximately 57% of our backlog at March 31, 2009. The La Yesca hydroelectric project accounted for Ps.7,075 million, or 18% of our total backlog as of March 31, 2009. We expect to complete this project in June 2012. Line 12 of the Mexico City metro system accounted for Ps.7,558 million or 19%, of our total backlog as of March 31, 2009. We expect to complete this project in December 2011. Additionally, the Eastern Discharge Tunnel of the Mexico City valley drainage system, which we expect to complete in May 2013, accounted for Ps.3,778 million, or 10%, of our total backlog as of March 31, 2009. The Rio de los Remedios — Ecatepec toll highway, which we expect to complete in February 2011, accounted for Ps.3,635 million, or 9%, of our total backlog as of March 31, 2009. As of March 31, 2009, approximately 1% of construction backlog was attributable to construction projects outside Mexico, and public sector projects represented approximately 91% of our total backlog. Our book and burn index (defined as the ratio of new contracts, plus contract additions, to executed works) was 0.45 in the first quarter of 2009.

Infrastructure

The following table sets forth the revenues and operating results of our Infrastructure segment for the three-month periods ended March 31, 2009 and 2008.

	Three Months Ended March 31,
	2009		2008
	(Millions of Mexican pesos)

Revenues	Ps.	1,030	Ps.	761
Operating income	Ps.	337	Ps.	302
Operating margin		32.7%		39.7%

The Infrastructure segment’s revenues increased 35% in the three-month period ended March 31, 2009 from the three-month period ended March 31, 2008, principally as a result of a significantly increased volume of operations in the Other Concessions division.

Operating income for the Infrastructure segment increased 11% in the first three months of 2009 as compared to the same period of 2008, principally due to increased revenues in the Other Concessions division.

Airports

The following table sets forth the total passenger and cargo traffic for our Airports division for the three-month periods ended March 31, 2009 and 2008.

	Three Months
	Ended March 31,
	2009	2008	% Variance
	(Millions)

Total Passenger Traffic	3.04	3.75	(18.7)
Domestic	2.41	2.95	(18.2)
International	0.63	0.79	(20.6)
Cargo Units (equal to 100 kilograms)	0.16	0.19	(15.9)
Total	3.20	3.94	(18.5)

The year 2009 began with significant challenges for the Mexican air transport industry. The potential positive effect from the fall in oil prices was offset by the depreciation of the peso and the global economic recession. Both factors, as well as the reduction in available seats resulting from the termination of operations of four Mexican airlines and the departure of some U.S. carriers from our airports in 2008, contributed to a reduction in passenger traffic in the first quarter of 2009. The effect of decreasing passenger traffic on revenues was partially offset by initiatives undertaken in 2008 and the first part of 2009 to increase revenues and to control costs. We expect the Influenza A(H1N1) epidemic to further negatively impact passenger traffic, and therefore the revenues and operating income, of the Airports division in the remainder of 2009.

Operating income for the Airports division was Ps.197 million in the first three months of 2009, a decrease of 10% from Ps.219 million for the first three months of 2008, as a result of decreased passenger traffic.

Other Concessions

The Other Concessions division’s revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads, and fees by volume of treated water delivered to the municipalities. Revenues increased 110% and operating income increased 68% in the first quarter of 2009 from the first quarter of 2008. The growth reflects revenues for the availability of the Irapuato-La Piedad highway PPP, revenues from the Corredor Sur highway concession in Panama and the Kantunil — Cancun tollroad held by the Mayab Consortium, as well as increases in operating and maintenance revenues from the newly awarded concessions.

Operating income for the Other Concessions division was Ps.140 million in the first three months of 2009, an increase of 68% from Ps.83 million for the first three months of 2008, as a result of a significant increase in the volume of operations in the division.

Housing Development

The following table sets forth the revenues and results of operations of our Housing Development segment for the three-month periods ended March 31, 2009 and 2008.

	Three Months Ended March 31,
	2009		2008

Revenues	Ps.	487	Ps.	373
Operating income	Ps.	38	Ps.	21
Operating margin		7.8%		5.6%

The Housing Development segment’s revenues increased by 30% in the first quarter of 2009 from the same period in 2008. The increase was primarily due to a higher percentage of public interest housing in the mix of projects, the completion of construction of new projects leading to increased sales, and slightly increased prices. At the national level, middle income residential sales have slowed. We sold 1,487 units in the first three months of 2009, compared to 1,353 units in the first three months of 2008. Of the units sold in the first three months of 2009, 15% were traditional low income housing and 70% were affordable entry-level housing; we expect to focus more on these housing segments, where government mortgage financing is available, while the credit crisis and Mexican recession continue. We may continue to be negatively affected by the slowdown in the Mexican real estate sector. As of March 31, 2009, ViveICA was developing 19 projects located in 10 states.

The Housing Development segment’s increase in operating margin was a result of the increase in revenues.

Our land reserve as of March 31, 2009 was 1,732 hectares, equivalent to 81,807 housing units in 30 projects in Aguascalientes, Baja California, Chihuahua, Guanajuato, Jalisco, Mexico City, State of Mexico, Morelos, Nuevo Leon, Queretaro, Quintana Roo, and Veracruz.

Corporate and Other

The following table sets forth the revenues and operating loss of the Corporate and Other segment for the three-month periods ended March 31, 2009 and 2008.

	Three Months Ended March 31,
	2009		2008
	(Millions of Mexican pesos)

Revenues	Ps.	2	Ps.	1
Operating income	Ps.	(3)	Ps.	(17)

Our Corporate and Other segment’s revenues increased during the first three months of 2009 compared to the first three months of 2008. The change was primarily due to increased real estate sales.

Financing Cost, Net

The following table sets forth the components of our comprehensive financing costs for the three-month periods ended March 31, 2009 and 2008.

	Three Months Ended March 31, 2009
	2009		2008
	(Millions of Mexican pesos)

Interest expense	Ps.	(284)	Ps.	(213)
Interest income		81		127
Exchange (loss) gain, net		16		(52)
Derivative financial instruments effects		10		15

Financing (cost), net(1)	Ps.	(177)	Ps.	(123)

(1)	Does not include net financing cost for the La Yesca hydroelectric project because such cost is included in the cost of sales.

The 44% increase in comprehensive financing cost in the first quarter of 2009 from the first quarter of 2008 was mainly attributable to higher interest expense on a higher level of debt resulting from the increased volume of work and project financings.

The 33% increase in interest expense in the first three months of 2009 compared to the first three months of 2008 was primarily attributable to increased debt levels as a result of drawing on debt that we had previously contracted in order to finance projects under construction in both Civil and Industrial Construction. Interest income decreased 36% in the first three months of 2009 from the same period in 2008 primarily because of use of cash in the Airports division. We reported increased foreign exchange gains in first three months of 2009 from the same period in 2008 due to an increased volume of contracts in U.S. dollars and the depreciation of the Mexican peso versus the U.S. dollar.

Other Income and Expenses, Net

In the first quarter of 2009, our net other income was Ps.50 million, compared with net other income of Ps.94 million in the first quarter of 2008. Net other income in the first quarter of 2009 included an adjustment of Ps.25 million due to cancellations of provisions for employees’ statutory profit sharing from prior periods and other gains of Ps.25 million.

Income Tax

In the first three months of 2009, we recorded a net provision for the payment of taxes of Ps.155 million, which reflected the flat rate business income tax in Mexico and the Mexican income tax, as well as the change in the valuation allowance on net deferred tax assets. As of December 31, 2008, we had Ps.3,065 million in consolidated net loss carryforwards and Ps.2,031 million in consolidated asset tax credits available. For further information on income and asset taxes, see note 20 to our consolidated financial statements included in our annual report on Form 20-F/A for the year ended December 31, 2008, incorporated by reference in the prospectus of which this prospectus supplement is part.

Share in Net Loss of Unconsolidated Affiliated Companies

Share of net loss of unconsolidated affiliates was a loss of Ps.112 million, compared to a loss of Ps. 98 million in the prior-year period. The loss in the first quarter of 2009 resulted principally from our participation in RCO, the operator of the first package of FARAC tollroads, and is a result of debt service costs.

Net Income

Consolidated net income was Ps.245 million in the first quarter of 2009, an increase of 20% over the first quarter of 2008. Net income of majority interest was Ps.113 million in the first quarter of 2009, an increase of 247% over the first quarter of 2008. The increased net income in the first quarter of 2009 was primarily attributable to an increased volume of work. Net income of minority interest was Ps.132 million in the first quarter of 2009 as compared to Ps.172 million in the first quarter of 2008.

Liquidity and Capital Resources

Overview

We had net working capital (current assets less current liabilities) of Ps.4,753 million as of March 31, 2009 as compared to net working capital of Ps.8,012 million as of March 31, 2008. Our net working capital as of March 31, 2009 and March 31, 2008 included net working capital from our Airports division of Ps.(189) million and Ps.1,417 million, respectively. The decrease in our total net working capital at March 31, 2009 from March 31, 2008 was primarily attributable to cash investments by the Airports division (including for the acquisition of land reserves), executed works pending payment in the Civil Construction division, and increased inventory in the Housing Development sector. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out in the near future.

Our long and short term cash and cash equivalents (including restricted cash) were Ps.4,400 million as of March 31, 2009, as compared to Ps.7,196 million as of March 31, 2008. At March 31, 2009, we had a current ratio (current assets over current liabilities) of 1.3, as compared to a current ratio of 1.8 at March 31, 2008. Of total cash as of March 31, 2009, 85% represented client advances.

Cash and short term investments at March 31, 2009 included:

•	29% of our cash and short-term investments held by ICA-Fluor;

•	6.6% of our cash and short-term investments held in our Airports division;

•	3% of our cash and short-term investments held in reserves for projects such as the Aqueduct II and the Nuevo Necaxa highway; and

•	1.5% of our cash and cash and short-term investments held in our Rodio Kronsa division.

The use of cash and cash equivalents by ICA-Fluor or Rodio Kronsa requires the consent of the other shareholders or partners, as applicable, in each such subsidiary or joint venture, which are the Fluor Corporation, in the case of ICA-Fluor, and Soletanche Bachy France, in the case of Rodio Kronsa. See “Item 3. Key Information — Risk Factors — A substantial percentage of our cash and cash equivalents are held through less-than-wholly owned subsidiaries or joint ventures that restrict our access to their resources” in our annual report on Form 20-F/A for the year ended December 31, 2008, incorporated by reference in the prospectus of which this prospectus supplement is part.

Indebtedness

As of March 31, 2009, our net debt (interest paying debt less long and short term cash and cash equivalents) was Ps.15,424 million, a 194% increase over our net debt of Ps.5,250 million from March 31, 2008.

Our total debt increased Ps.7,378 million to Ps.19,824 million as of March 31, 2009, as compared to Ps.12,446 million as of March 31, 2008. The increase is a result of drawing on debt that we had previously contracted in order to finance projects under construction in both Civil and Industrial Construction. The debt increase also reflects the revaluation of dollar-denominated debt as a result of the depreciation of the peso. As of March 31, 2009, approximately 38% of our indebtedness was denominated in foreign currencies, mainly U.S. dollars.

Total debt to equity ratio was 1.1 as of March 31, 2009, as compared to 0.6 at March 31, 2008. The deterioration in the debt to equity ratio at March 31, 2009 from March 31, 2008 mainly reflected the incurrence of debt for new construction projects, primarily to finance them, and the acquisition of existing projects.

The following table presents an overview of our principal outstanding indebtedness as of March 31, 2009.

				Outstanding
			Payment Dates	Amount as of
Description of Debt	Borrower	Interest Rate	and Maturity	March 31, 2009
				(In thousands)

U.S.$150 million secured bond to refinance the debt contracted for Corredor Sur, guaranteed by toll revenues	ICA Panama, S.A.	Fixed 6.95%	Payment dates: annual Maturity: 2025	Ps.	2,085,770
U.S. $910 million syndicated loan to finance the La Yesca hydroelectric project. US$201.8 million has been drawn against the loan. The financing is guaranteed mainly by the rights under the construction contract.	Constructora de Proyectos Hidroelectricos S.A. de C.V.	LIBOR plus 75 and 50 basis points (1.27% and 1.02% as of March 31, 2009)	Payment dates: two installments, expected January 2012 and July 2012 Maturity: July 2012	Ps.	3,784,771
Bank loan granted in euros for import purchases.	Ingenieros Civiles Asociados, S.A. de C.V.	EUROLIBOR plus a 0.45% margin (3.58% as of December 31, 2008)	Payment dates: semi-annual Maturity: June 2015	Ps.	81,157

				Outstanding
			Payment Dates	Amount as of
Description of Debt	Borrower	Interest Rate	and Maturity	March 31, 2009
				(In thousands)

Ps.1,250,000 from new issuance of securitization certificates. Ps.800 million was paid in early payment to the holders of the A Series securitization certificates originally issued in June 2005. The loan is guaranteed by a letter of credit of Ps.75 million as well as with toll revenues.	Tuneles Concesionados de Acapulco, or TUCA	TIIE plus 265 basis points at March 31, 2009 (11%)	Payment dates: semi-annual Maturity: 25 years	Ps.	1,250,000
Ps.580 million unsecured loan granted for modernization and extension of the Irapuato — La Piedad highway, guaranteed with toll revenues.	Concesionaria Irapuato La Piedad S.A. de C.V.	TIIE plus 2.5% (11.35% as of March 31, 2009)	Payment dates: quarterly Maturity: November 2019	Ps.	548,100
Ps.2,805 million financing, consisting of Ps.2,125 million class A, Ps.325 million class B and Ps.355 million class C notes, for the purchase of 36% of GACN, as refinanced by Merrill Lynch (guaranteed by Empresas ICA, S.A.B. de C.V.). In 2007, Class C was prepaid. The fixed interest rates on Classes A and B for the first seven years are 7.75% and 11.07%, and 9.75% and 13.07% for the remaining three years.	Aeroinvest S.A. de C.V.	Class A: 7.75% Class B: 11.07%	Payment dates: quarterly Maturity: 2017	Ps.	2,274,142
Ps.430 million long-term financing for the acquisition of 39% of shares of PMA Mexico, including standby letter of credit from Norddeutsche Landesbank Girozentrale, New York Branch, secured by shares of PMA Mexico.	Controladora de Operaciones de Infraestructura, S.A. de C.V.	TIIE plus 0.45% (8.45%)	Payment dates: quarterly, beginning June 2008 Maturity: February 2012	Ps.	349,375
Issuance of 78,858,900 redeemable participation certificates (CPOAs), each equivalent to one UDI, separated into three types, guaranteed with toll revenues.	Consorcio del Mayab, S.A. de C.V.	9.50%	Payment dates: annually on February 7 and August 7 Maturity: 2019 and 2020	Ps.	2,342,596
Ps.1,300 million unsecured loan for modernization and further development of highway, guaranteed with toll revenues.	Concesionaria de Vias Irapuato Queretaro, S.A. de C.V.	TIIE plus 2% (9.95% at March 31, 2009)	Payment dates: quarterly Maturity: 2021	Ps.	796,031

				Outstanding
			Payment Dates	Amount as of
Description of Debt	Borrower	Interest Rate	and Maturity	March 31, 2009
				(In thousands)

Ps.2,550 million unsecured loan for the construction of the Rio Verde — Cuidad Valles highway in San Luis Potosi, guaranteed with toll revenues.	ICA San Luis, S.A. de C.V.	28-day TIIE plus 180 basis points (9.97% as of March 31, 2009)	Payment dates: quarterly Maturity: 2025	Ps.	565,719
Ps.1,700 million unsecured loan for the construction, operation and maintenance over a 20-year period of the Acueducto II project (water system).	Suministro de Agua de Querétaro, S.A. de C.V.	28-day TIIE plus 200 basis points (10.7375% as of December 31, 2008)	Payment dates: quarterly Maturity: 2024	Ps.	347,688
Ps.5,510 million unsecured loan for the construction of the Nuevo Necaxa — Avila Camacho section of the highway in the States of Puebla and Veracruz, guaranteed with toll revenues.	Autovia Necaxa — Tihuatlan S.A. de C.V.	28-day TIIE plus 185 basis points (9.55% as of March 31, 2009)	Payment dates: quarterly Maturity: 2028	Ps.	217,723
U.S.$50 million fiduciary loan for working capital.	Viveica, S.A. de C.V.	TIIE plus 295 basis points (10.89% as of March 31, 2009)	Maturity: 2012	Ps.	444,449
Ps.500 million short-term commercial paper (certificados bursatiles de corto plazo) to refinance a prior facility	Viveica, S.A. de C.V.	TIEE plus 1.5%	Maturity: August 2009	Ps.	355,292
Ps.318 million unsecured loan for the construction of the Naval Specialty Hospital in Mexico City.	Ingenieros Civiles Asociados, S.A. de C.V.	Fixed 9%	Maturity: 2011	Ps.	326,108

Derivative Financial Instruments

We enter into derivative financial instruments to reduce uncertainty on the return of our projects. From an accounting perspective our derivative financial instruments can be classified as for hedging or for trading purposes. The decision to enter into a derivative financial instrument is linked, in most cases, to the financing for a project, as we seek to reduce risk from fluctuations in interest rates and exchange rates relevant to the project’s financing. Our derivative financial instruments as of March 31, 2009 are composed of instruments that hedge interest rate and exchange rate fluctuations. For more information on our derivative financial instruments, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Derivative Financial Instruments” in our annual report on Form 20-F/A for the year ended December 31, 2008, incorporated by reference in the prospectus of which this prospectus supplement is part.

The following table details our principal derivative financial positions, including both interest rate and exchange rate derivatives, and including both derivatives that are classified as for hedging purposes and those classified as for trading purposes.

Principal Derivative Financial Positions as of March 31, 2009
			Mark to Market	Mark to Market	Mark to Market
		Instrument	December 31,	March 31,	April 24,
Project	Type of Instrument	Classification	2008	2009	2009
			(Millions of Mexican pesos)

Consolidated Subsidiaries
	U.S.$ CAP	Trading	12	12	—
	U.S.$ FLOOR	Trading and Hedging	(402)	(399)	(314)
La Yesca(2)	Currency Swap	Trading	(1,498)	(1,317)	(910)
Queretero-Irapuato	Swaption	Hedging and Trading	(13)	(64)	—
Irapuato-La Piedad	CAP	Trading	1	1	—
Acapulco Tunnel	CAP	Hedging	7	19	—
Aqueduct II	CAP	Hedging	1	1	—
Nuevo Necaxa-Tihuatlan(1)	Swap	Hedging	(163)	(227)	(244)
Rio de la Compañía	FX Swap	Hedging	21	16	—
Rio Verde-Ciudad Valles	Swap	Hedging	(155)	(231)	(252)
ICA Fluor	Currency Swap	Hedging	(142)	(122)	(48)

Total Effect on Consolidated Subsidiaries			(2,329)	(2,312)	(1,768)

Non-Consolidated Affiliates
RCO, first FARAC package	U.S.$ Swap	Trading	(69)	(254)	(337)

Total Effect on Non-Consolidated Subsidiaries			(69)	(254)	(337)

(1)	Does not include Ps.48 million in commissions that are part of the market value of the instrument.
(2)	The market value as of April 24, 2009 includes a U.S. $33 million note we issued to cover the costs of renegotiation of the instrument.

In the specific case of the La Yesca hydroelectric project, during 2008, we entered into foreign currency exchange options related to the La Yesca hydroelectric project to hedge our foreign exchange risk, because the financing and sources of payment (revenues) related to this project are in U.S. dollars while the majority of its project costs are in Mexican pesos. These options establish exchange rate levels that we expect will permit the U.S. dollars obtained from the La Yesca financing to cover the project’s costs and expenses in Mexican pesos. We analyzed the effectiveness of these instruments with the assistance of external evaluators. The analysis concluded that the amount of the derivative covered the peso-denominated costs of the project, and any reduction in the market value of the instrument was expected to be offset by exchange gains on the value of the construction contract.

Nonetheless, due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, on April 20, 2009, we and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to Ps.2,458 million, corresponding to weekly transactions averaging Ps.16 million, to better fit the La Yesca hydroelectric project’s peso obligations, and

(iii) reschedule the weekly settling of notional amounts to match the revised construction schedule and disbursement program. The cost of renegotiating the options was U.S.$33 million, which accrues interest at LIBOR plus 450 basis points and is evidenced by a promissory note we issued. The cost of renegotiation, including interest, becomes due upon completion of the La Yesca hydroelectric project. The options as restructured are effective for the period from April 22, 2009 through February 29, 2012. The restructured hedge has a fair value of Ps.466.5 million as of April 24, 2009.

As of March 31, 2009, the mark-to-market value of these options was Ps.1,317 million. The La Yesca foreign currency exchange options are and, prior to restructuring, were obligations solely of our subsidiary Constructora Hidroelectrica La Yesca, S.A. de C.V., or COHYSA, secured by a letter of credit in the amount of U.S.$30 million that was issued at the time the hedge was contracted. There are and, prior to restructuring, were no margin calls or similar mechanisms that would require us to cover COHYSA’s position.

As these instruments do not qualify for hedge accounting, the fluctuations in the market value of these instruments are initially recorded in the income statement as part of comprehensive financing cost in accordance with Bulletin C-10, Financial Derivative Instruments and Hedging Operations, and are subsequently capitalized for financed works in the balance sheet as an asset in accordance with Bulletin D-7, Construction Contracts and the Fabrication of Certain Capital Goods. The asset is applied to project costs in the same manner that revenue is recognized from the advance of the construction contract.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

RECENT DEVELOPMENTS

La Piedad Bypass Project

On March 24, 2009, through our wholly owned subsidiary ICA La Piedad, S.A. de C.V., we and the Mexican Ministry of Communications and Transportation entered into a thirty-year concession project with a value of Ps.1,896 million for the construction, operation, exploitation, conservation and maintenance of the 21.38 kilometer La Piedad Bypass and the modernization of 38.8 kilometers of the toll-free Federal Highway 110 in the states of Guanajuato and Michoacan and 7.32 kilometers of Highway 90. The construction is expected to be completed over a period of 22 months. Banco Santander is acting as arranger for the financing.

Decreased Passenger Traffic Due to Influenza A(H1N1)

In April and May 2009, there was an outbreak of Influenza A(H1N1) in Mexico and elsewhere. The Mexican federal government issued a health alert on the evening of April 23, 2009, and starting April 24 GACN began implementing measures recommended by the authorities. The daily average of commercial aviation passengers in April 2009 compared to April 2008 decreased 17.7%. From April 24 to April 30, 2009 — after the Mexican federal government issued the health alert — the daily average of passenger traffic decreased 16.3% from the daily average of April 1 to April 23, 2009, which was before the Mexican federal government issued the health alert. The Mexican government’s health alert had its strongest impact on passenger traffic volumes during the first week of May. Commercial aviation traffic at GACN’s 13 airports (which accounts for 96.3% of total passenger traffic) during the week of May 1-7, 2009 decreased 55.3% as compared to the same period of 2008. Compared to the same periods in 2008, from May 8-15 passenger traffic decreased 42.6%, from May 16-23 it decreased 40.2%, and from May 24-31 it decreased 26.6%. GACN’s total passenger traffic decreased 39.7% in May 2009 compared to May 2008. The May decrease was comprised of a reduction in domestic traffic of 37.6%, and a reduction in international traffic of 52.7%.

At the present time, we cannot estimate the extent of the negative impact that the influenza outbreak and public health measures will have on passenger traffic volumes, the number of flight operations, or our financial condition.

Cryogenic Plant Project in Poza Rica

On May 21, 2009, Pemex Gas and Basic Petrochemicals awarded to an ICA Fluor — Linde Process Plants consortium, through an international public bidding process, a mixed price contract for the construction of a 200 million cubic foot per day cryogenic plant at the Poza Rica gas processing complex in the state of Veracruz, Mexico. The total contract value is approximately U.S.$268 million. ICA Fluor, together with its partner Linde, will be responsible for the engineering, procurement, construction, testing and start-up of the gas processing. The contract is scheduled to be executed over a term of 720 days starting in August 2009.

Management Changes at GACN

On June 8, 2009, GACN announced certain changes in its senior management as part of its plan for professional development and renewal of personnel. It appointed Victor Bravo Martin, who has served as GACN’s Chief Financial Officer since March 2006, as Chief Executive Officer, replacing Ruben Gerardo Lopez Barrera, who was granted an educational sabbatical. GACN’s board of directors also named Jose Luis Guerrero Cortes as GACN’s new Chief Financial Officer.

El Realito Aqueduct

On June 18, 2009, a consortium led by our subsidiary Controladora de Operaciones de Infraestructura, S.A. de C.V., or Conoisa, was awarded a 25-year service contract to build, operate, and maintain the El Realito aqueduct water supply and purification system by the State Water Commission of San Luis Potosi. Subject to meeting certain conditions precedent, the service contract is expected to be signed on approximately July 3, 2009. The El Realito aqueduct will bring water 132 km from the El Realito dam on the Rio Santa Maria to the city of San Luis Potosi. The project also includes three pumping stations, a 1.0m3/s capacity water treatment plant, and water storage tanks. The required investment in the El Realito aqueduct is estimated to be approximately Ps.2,382 million, including the costs of financing and construction. The Mexican government’s National Infrastructure Trust Fund will provide 49% of the financing. The balance will be provided by equity capital from the consortium and commercial bank debt. The consortium is composed of our subsidiary Conoisa, as consortium leader, with 51% and Fomento de Construcciones y Contratas, through a subsidiary, with 49%. We expect to consolidate 51% of the construction.

Controlling Interest in Viabilis (Rio de los Remedios — Ecatepec highway)

In June 2009, we obtained a controlling interest in Viabilis Infraestructura, S.A.P.I. de C.V., or Viabilis, the contractor for the Rio de los Remedios — Ecatepec toll highway project, by purchasing one additional share above our existing 50% interest as provided by our rights of payment. The other shareholders of Viabilis agreed to revise its bylaws to give us the right to nominate a majority of its board of directors and a majority of its executive committee. As a result, we expect to consolidate Viabilis in accordance with MFRS.

UNDERWRITING

The combined offering consists of:

•	an international offering of 91,304,348 Ordinary Shares in the form of CPOs and ADSs outside of Mexico; and

•	an offering of 39,130,435 Ordinary Shares in the form of Ordinary Shares in Mexico.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the international underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the international underwriters, we have agreed to sell to the international underwriters, and each of the international underwriters has agreed, severally and not jointly, to purchase from us, the number of CPOs and ADSs set forth opposite its name below.

	Number	Number
Underwriter	of CPOs	of ADSs

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Santander Investment Securities Inc.
Citigroup Global Markets Inc.

Total	91,304,348	22,826,087

Subject to the terms and conditions set forth in the purchase agreement, the international underwriters have agreed, severally and not jointly, to purchase all of the CPOs and ADSs sold under the purchase agreement if any of these CPOs and ADSs are purchased. If an international underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting international underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international underwriters may be required to make in respect of those liabilities.

The international underwriters are offering the CPOs and ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the CPOs and ADSs, and other conditions contained in the purchase agreement, such as the receipt by the international underwriters of officer’s certificates and legal opinions. The international underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Mexican Underwriting

We also have entered into a Mexican underwriting agreement with the lead Mexican underwriters, who will, in turn, enter into agreements with members of the Mexican underwriting syndicate providing for the concurrent offer and sale of Ordinary Shares in Mexico. The offering price and the total underwriting discounts and commissions per CPO for the international offering and per Ordinary Share for the Mexican offering will be substantially equivalent. In addition, the international and Mexican offerings are each conditioned on the closing of the other.

Commissions and Discounts

The representative has advised us that the international underwriters propose initially to offer the CPOs and ADSs to the public at the public offering prices set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $           per CPO or ADS. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows underwriting discounts and commissions we are to pay to the international underwriters in connection with this offering. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

Paid by Empresas ICA, S.A.B. de C.V.
	No Exercise	Full Exercise

Per CPO
Per ADS
Total

We estimate that the expenses of this offering, not including the underwriting discount, will be approximately U.S.$1.6 million, comprised of legal fees of approximately U.S.$0.9 million, accounting fees of approximately U.S.$0.3 million, printing fees of approximately U.S.$0.2 million, fees related to the Mexican listing of approximately U.S.$0.1 million and other fees of approximately U.S.$0.2 million.

Overallotment Option

We have granted to the international and Mexican underwriters options to purchase up to 19,565,217 additional Ordinary Shares or the equivalent in CPOs or ADSs, as the case may be, at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. To the extent this option is exercised, each underwriter will be obligated to purchase a number of additional Ordinary Shares or CPOs, as applicable, proportionate to that underwriter’s initial purchase commitment.

Agreement Between Mexican Underwriters and International Underwriters

The Mexican underwriters and the international underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer Ordinary Shares, CPOs and ADSs. The Mexican and international underwriters also have agreed that they may sell ADSs, CPOs and Ordinary Shares between their respective underwriting syndicates. The number of ADSs, CPOs and Ordinary Shares actually allocated to each offering may differ from the amount initially offered due to reallocation between the Mexican and international offerings.

No Sales of Similar Securities

We and our controlling shareholders have agreed not to sell or transfer any of our CPOs or Ordinary Shares or securities convertible into, exchangeable for, exercisable for, or repayable with CPOs or Ordinary Shares, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any CPOs or Ordinary Shares,

•	sell any option or contract to purchase any CPOs or Ordinary Shares,

•	purchase any option or contract to sell any CPOs or Ordinary Shares,

•	grant any option, right or warrant for the sale of any CPOs or Ordinary Shares,

•	lend or otherwise dispose of or transfer any CPOs or Ordinary Shares,

•	request or demand that we file a registration statement related to the CPOs or Ordinary Shares, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any CPOs or Ordinary Shares whether any such swap or transaction is to be settled by delivery of CPOs, Ordinary Shares or other securities, in cash or otherwise.

This lock-up provision applies to CPOs or Ordinary Shares and to securities convertible into or exchangeable or exercisable for or repayable with CPOs or Ordinary Shares. It also applies to CPOs or Ordinary Shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated waives, in writing, such extension.

Listing

The ADSs are listed on the New York Stock Exchange and the Ordinary Shares are listed on the Mexican Stock Exchange, in each case, under the symbol “ICA.”

Price Stabilization, Short Positions

In connection with the offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting through its affiliate Merrill Lynch Mexico, S.A. de C.V., Casa de Bolsa, on behalf of the underwriters, may purchase and sell securities in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Certain stabilization transactions may be undertaken in coordination with the Mexican underwriters at the direction of the representative. Short sales involve the sale of a greater number of securities by the underwriters than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities in the offering. The representative of the underwriters may close out any covered short position by either exercising the overallotment option or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the representative of the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which it may purchase securities through the overallotment option. The international underwriters may also make “naked” short sales of ADSs in excess of the overallotment option. The Mexican underwriters are not permitted to make “naked” short sales of Ordinary Shares on the Mexican Stock Exchange. The international underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the representative is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs or Ordinary Shares in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Ordinary Shares or ADSs or preventing or retarding a decline in the market price of the Ordinary Shares or ADSs. As a result, the price of Ordinary Shares or ADSs may be higher than the price that might otherwise exist in the open market. The representative may conduct or cause the transactions to be conducted on the New York Stock Exchange, the Mexican Stock Exchange, in the over-the-counter market, or otherwise. If the representative commences any of these transactions, it may discontinue them at any time without having any obligation to restart them.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Ordinary Shares or ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Securities

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited number of securities for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, lending, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, as described in our annual report on Form 20-F/A for the year ended December 31, 2008, incorporated by reference in the prospectus of which this prospectus supplement is part. They have received, or may in the future receive, interest, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADSs or CPOs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the securities which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The securities will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the securities, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The securities are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the securities with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the securities, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorised financial adviser.

Notice to Prospective Investors in Brazil

The offered securities have not been registered with the Comisão de Valores Mobiliàrios in Brazil and may not be offered or sold in Brazil except in circumstances that do not constitute a public offering or unauthorized distribution of securities in Brazil.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
OF EMPRESAS ICA, S.A.B. DE C.V. AND SUBSIDIARIES

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets
At March 31, 2009 and 2008

	(Convenience
	Translation Note 1)
	March 31,	March 31,
	2009	2009		2008
	(Millions of U.S. dollars ($) and thousands of Mexican pesos (Ps.))

ASSETS
Cash and cash equivalents	$204	Ps.	2,881,295	Ps.	6,088,490
Restricted cash	76		1,077,416		774,640
Customers	690		9,766,108		6,663,338
Other receivables, net	134		1,902,760		1,212,724
Inventories, net	50		711,343		669,883
Real estate inventories	233		3,290,029		2,248,662
Advances to subcontractors and other	103		1,456,733		1,011,917

Total current assets	1,490		21,085,684		18,669,654
Restricted cash	31		441,184		333,183
Non-current receivables and customers, net	352		4,984,439		347,832
Investment in associated companies	17		245,548		231,040
Investment in concessions, net	1,390		19,673,226		15,581,819
Real estate inventories	132		1,862,507		1,406,567
Property	158		2,240,745		1,263,491
Machinery and industrial equipment	196		2,776,508		2,174,122
Other equipment	44		623,073		565,630
Accumulated depreciation	(155)		(2,187,621)		(2,005,179)
Construction in progress	13		180,541		9,602
Other assets (Includes Ps.1,725,668 and Ps.65,867 as of March 31, 2009 and 2008, respectively of effect of deferred loss on derivative financial instruments)	210		2,977,526		3,855,684

Total assets	$3,878	Ps.	54,903,360	Ps.	42,433,445

LIABILITIES
Trade accounts payable	$246	Ps.	3,482,172	Ps.	2,692,951
Current portion of long-term bank debt	289		4,083,976		2,818,538
Current portion of long-term securities debt	40		566,989		144,221
Other loans	5		75,643		66,936
Other taxes payable	11		155,323		203,809
Provisions and other accrued expenses	173		2,454,301		2,281,998
Other current liabilities	390		5,513,804		2,448,846

Total current liabilities	1,154		16,332,208		10,657,299
Long-term bank debt	517		7,321,795		2,206,527
Long-term security debt	555		7,851,423		7,277,007
Derivative financial instruments	173		2,449,859		—
Deferred income taxes and deferred statutory employee profit sharing	156		2,211,826		1,787,997
Other long-term liabilities	39		552,561		812,391

Total liabilities	2,594		36,719,672		22,741,221
Stockholders’ Equity
Common stock	$483		6,828,725		6,902,117
Restatement of common stock	—		—		475,882
Additional paid-in capital	433		6,122,394		6,347,729
Retained earnings and capital reserves	129		1,841,474		623,949
Valuation of financial instruments and cumulative translation effects of foreign subsidiaries	(40)		(559,251)		(130,833)

Majority shareholders’ equity	1,005		14,233,342		14,218,844
Minority interest	279		3,950,346		5,473,380

Total stockholders’ equity	1,284		18,183,688		19,692,224

Total liabilities and stockholders’ equity	$3,878	Ps.	54,903,360	Ps.	42,433,445

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

	(Convenience
	Translation
	Note 1)
	Three Months Ended
	March 31,	Three Months Ended March 31,
	2009	2009		2008
	(Millions of U.S. dollars ($) and thousands of Mexican pesos (Ps.) Except per share data)

Net revenues	$560	Ps.	7,920,463	Ps.	5,186,070
Cost of sales	478		6,758,574		4,350,706

Gross profit	82		1,161,889		835,364
Operating expenses	37		523,029		442,167

Operating income	45		638,860		393,197
Other income, net	4		50,401		93,544
Total comprehensive financing cost	(13)		(177,161)		(122,547)
Share in net loss of associated companies	(8)		(112,050)		(98,339)

Income before income taxes	28		400,050		265,855
Income tax expense	11		155,457		61,439

Consolidated net income	$17	Ps.	244,593	Ps.	204,416

Net income of minority interest	9	Ps.	131,625	Ps.	171,831
Net income of majority interest	8		112,968		32,585

Consolidated net income	$17	Ps.	244,593	Ps.	204,416

Earnings per share from:
Income of majority interest	$0.02	Ps.	0.23	Ps.	0.07
Weighted average shares outstanding (thousands of shares)	493,154		493,154		498,060

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

										Valuation of
										Financial
										Instruments and
										Cumulative
										Translation	Minority
	Common Stock				Additional		Retained			Effects	Interest in		Total
	Nominal				Paid-In		Earnings and			of Foreign	Consolidated		Stockholders’
	Value		Restatement		Capital		Capital Reserves			Subsidiaries	Subsidiaries		Equity
	(Thousands of Mexican pesos (Ps.))

Balances at January 1, 2009	Ps.	6,833,873	Ps.	—	Ps.	6,122,394	Ps.	1,926,636	Ps.	(517,117)	Ps.	3,843,671	Ps.	18,209,457
Adjustment for early adoption of INIF 14
(See note 4a)		—		—		—		(195,342)		—		—		(195,342)

Recasted balances at January 1, 2009		6,833,873		—		6,122,394		1,731,294		(517,117)		3,843,671		18,014,115
Repurchase of shares		(5,148)		—		—		(2,788)		—		—		(7,936)
Decrease in minority interest												(27,974)		(27,974)
Comprehensive income (loss):
Net income for the period		—		—		—		112,968		—		131,625		244,593
Translation effects of foreign subsidiaries		—		—		—		—		99,182		—		99,182
Effect of valuation of derivative financial instruments		—		—		—		—		(141,316)		3,024		(138,292)

Comprehensive income (loss)		—		—		—		112,968		(42,134)		134,649		205,483

Balances at March 31, 2009	Ps.	6,828,725	Ps.	—	Ps.	6,122,394	Ps.	1,841,474	Ps.	(559,251)	Ps.	3,950,346	Ps.	18,183,688

										Valuation of
										Financial
										Instruments and
										Cumulative
										Translation	Minority
	Common Stock				Additional		Retained			Effects of	Interest in		Total
	Nominal				Paid-In		Earnings and			Foreign	Consolidated		Stockholders’
	Value		Restatement		Capital		Capital Reserves			Subsidiaries	Subsidiaries		Equity

Balances at January 1, 2008	Ps.	6,901,841	Ps.	475,882	Ps.	6,345,236	Ps.	773,137	Ps.	5,160	Ps.	4,361,882	Ps.	18,863,138
Adjustment for early adoption of INIF 14
(See note 4a)		—		—		—		(181,773)		—		—		(181,773)

Recasted balances at January 1, 2008		6,901,841		475,882		6,345,236		591,364		5,160		4,361,882		18,681,365
Issuance of common stock		276		—		2,493		—		—		—		2,769
Increase in minority interest		—		—		—		—		—		946,255		946,255
Comprehensive income (loss):
Net income for the period		—		—		—		32,585		—		171,831		204,416
Translation effects of foreign subsidiaries		—		—		—		—		(1,554)		—		(1,554)
Effect of valuation of derivative financial instruments		—		—		—		—		(134,439)		(6,588)		(141,027)

Comprehensive income (loss)		—		—		—		32,585		(135,993)		165,243		61,835

Balances at March 31, 2008	Ps.	6,902,117	Ps.	475,882	Ps.	6,347,729	Ps.	623,949	Ps.	(130,833)	Ps.	5,473,380	Ps.	19,692,224

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Empresas ICA, S.A.B. de C.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	(Convenience
	Translation Note 1)
	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2009	2009		2008
	(Millions of U.S. dollars ($) and thousands of Mexican pesos (Ps.))

Operating activities:
Income before income taxes	$28	Ps.	400,050	Ps.	265,855
Items related to investing activities:
Depreciation and amortization	19		267,217		199,560
(Gain) loss on sale of property, plant and equipment	—		(6,522)		919
Share in loss of associated companies	8		112,050		98,339
Items related to financing activities:
Interest expense	34		475,700		252,496
Unpaid exchange loss (gain)	4		55,312		(12,535)

	93		1,301,807		804,634
Changes in operating assets and liabilities:
Customers	(159)		(2,246,271)		(687,699)
Inventories and other assets	(66)		(938,509)		(774,301)
Other receivables	(39)		(555,597)		(278,993)
Trade accounts payable	63		889,081		(239,545)
Other current liabilities	(7)		(102,265)		26,918

Net cash used in operating activities:	(115)		(1,651,754)		(1,148,986)

Investing activities:
Acquisition of property, plant and equipment	(115)		(208,374)		(205,222)
Sale of property, plant and equipment	2		32,400		5,245
Investment in concessions and other long-term assets	(64)		(907,915)		(409,948)
Investment in affiliated companies	—		—		(386,579)

Net cash used in investing activities:	(77)		(1,083,889)		(996,504)

Cash to obtain from financing activities	(192)		(2,735,643)		(2,145,490)

Financing activities:
Proceeds from long-term debt	160		2,267,502		2,710,637
Payments of long-term debt	(46)		(654,494)		(230,837)
Interest paid	(31)		(445,109)		(211,683)
Increase in common stock	—		—		2,769
Repurchase of shares	(1)		(7,936)		—
Derivative financial instruments	9		130,460		—
Decrease in minority interest	(2)		(27,974)		(125)
Other	(6)		(71,831)		(7,059)

Net cash provided by financing activities:	83		1,190,618		2,263,702

Net (decrease) increase in cash, cash equivalents and restricted cash	(109)		(1,545,025)		118,212
Effect of exchange rate changes on cash	(2)		(21,427)		(18,113)
Cash, cash equivalents and restricted cash at beginning of period	422		5,966,347		7,096,215

Cash, cash equivalents and restricted cash at end of period	$311	Ps.	4,399,895	Ps.	7,196,313

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2009 and 2008
(Millions of U.S. dollars ($) and thousands of Mexican pesos (Ps.)
unless otherwise stated)

1.	Nature of Business

Empresas ICA, S.A.B. de C.V. (“ICA” or, together with its subsidiaries, “the Company”) is a holding company, the subsidiaries of which are engaged in a wide range of construction and related activities including the construction of infrastructure facilities as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICA’s subsidiaries are also involved in the construction, maintenance and operation of highways, bridges, tunnels, and airports granted by the Mexican government and foreign governments under concessions. Through its affiliates, the Company also manages highways and municipal services under concession arrangements. In addition, some of ICA’s subsidiaries are engaged in real estate and housing development.

2.	Significant Event

In March 2009, the Ministry of Communications and Transportation (SCT) signed the 30-year concession agreement for the La Piedad Bypass with ICA’s wholly-owned subsidiary Libramiento ICA La Piedad S.A. de C.V. The total value of the project is Ps. 1,896 million. The concession agreement includes the construction, operation, exploitation, conservation, and maintenance of the 21.38 km La Piedad Bypass as well as the modernization of 38.8 km of federal highway Mex-110 and 7.32 km of Mex-90 in the states of Guanajuato and Michoacán. The construction work will be performed over a period of 22 months.

3.	Basis of Presentation and Principles of consolidation

Condensed Consolidated Interim Financial Statements — The condensed consolidated interim financial statements of ICA and its subsidiaries are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”, individually referred to as Normas de Información Financiera or “NIFs”).

The accompanying financial statements and the following notes have been condensed, but contain all adjustments, including adjustments of a normal and recurring nature, necessary for a fair presentation of financial position and results of operations. Results for interim periods are not necessarily indicative of results for the full year. Accordingly, the accompanying condensed consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2008 annual consolidated financial statements.

MFRS requires that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from these estimates. The Company has implemented control procedures to ensure the correct, timely application of its accounting policies. Although actual results may differ from estimates, management considers that the estimates made and assumptions used were adequate under the circumstances.

Convenience Translation — Solely for convenience of readers, peso amounts included in the condensed consolidated financial statements as of March 31, 2009 and for the three months then ended, have been translated into U.S. dollar amounts at the rate of 14.1485 pesos per U.S. dollar, the 48-hour exchange rate for pesos on March 31, 2009 as published by the National Bank of Mexico (Banco Nacional de Mexico). Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

Principles of Consolidation — Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights or owns less than 50% of such capital stock but effectively controls such entity are consolidated within the financial statements. The assets, liabilities, revenues, costs and expenses of companies or associations subject to contractually agreed joint control are included in the consolidated

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

financial statements using proportionate consolidation in accordance with International Accounting Standard No. 31, Interests in Joint Ventures, supplementally applied pursuant to NIF A-8, Supplemental Standards.

Translation of Financial Statements of Foreign Subsidiaries — To consolidate financial statements of foreign subsidiaries, the accounting policies of the foreign entity are converted to MFRS using the currency in which transactions are recorded except for the application of NIF B-10, Effects of Inflation, when the foreign entity operates in an inflationary environment, since this NIF applies to financial statements that have been measured using the functional currency. The financial statements of foreign operations whose functional currency is the same as the currency in which transactions are recorded and which operate in a non-inflationary environment translate their financial statements using the following exchange rates: i) the closing exchange rate in effect at the balance sheet date for assets and liabilities; and ii) historical exchange rates for stockholders’ equity, revenues, costs and expenses; translation effects are recorded in stockholders’ equity.

Classification of Costs and Expenses — Costs and expenses presented in the condensed consolidated statements of income were classified according to their function due to the various business activities of the subsidiaries. Consequently, cost of sales is presented separately from other costs and expenses.

Operating Income — Operating income is the result of subtracting cost of sales and general expenses from net sales. While NIF B-3, Statement of Income, does not require inclusion of this line item in the condensed consolidated statements of income, it has been included for a better understanding of the Company’s economic and financial performance.

Comprehensive Income (Loss) — Comprehensive income (loss) presented in the accompanying condensed consolidated statements of changes in stockholders’ equity represents the Company’s total activity during each period and is comprised of the net income for the period, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in stockholders’ equity without affecting the condensed consolidated statements of operations. For the three months ended March 31, 2009 and 2008, the other comprehensive income (loss) items are comprised of the translation effects of foreign subsidiaries and the effects of valuation of derivative financial instruments.

4.	Summary of Significant Accounting Policies

a) Accounting changes

Beginning January 1, 2009, the Company adopted the following new NIFs and Interpretations to the Financial Reporting Standards (“INIFs”) mentioned below:

NIF B-7, Business Acquisitions, requires fair value measurement of the non-controlling interest (minority interest) as of the acquisition date. Consequently, overall goodwill is recognized based on fair value. NIF B-7 establishes that acquisition costs should not be part of the consideration paid and restructuring expenses should not be recognized as a liability assumed from the acquisition.

NIF B-8, Consolidated or Combined Financial Statements, establishes that special purpose entities over which control is exercised should be consolidated. Subject to certain requirements, it allows the option of filing unconsolidated financial statements for intermediate holding companies and requires that the potential voting rights be considered to analyze whether control exists.

NIF C-7, Investments in Associated Companies and Other Permanent Investments, requires that investments in special purpose entities where significant influence is exercised be valued using the equity method. It also requires that potential voting rights be considered to analyze whether significant influence exists, establishes a specific procedure and a threshold for the recognition of losses in associated companies and requires the presentation of goodwill within investments in associated companies.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

NIF C-8, Intangible Assets, requires that any preoperating expenses incurred up to December 31, 2008, and which were still being amortized, be offset against retained earnings.

NIF D-8, Share-based Payments, establishes the rules for recognizing transactions with share-based payments at the fair value of the goods received or the equity instruments granted, as applicable, including the granting of stock options to employees. Accordingly, the supplemental application of International Financial Reporting Standard 2, Share-based Payments, is eliminated.

INIF 16, Transfer of Primary Financial Instruments for Trading to Another Classification, amends Paragraph 20 of the Document of Amendments to Bulletin C-2 to consider that financial instruments intended for trading may be transferred to “Securities available for sale” or “Securities held to maturity” in unusual cases and when the financial instruments are no longer actively traded and lose their liquidity, have a defined maturity date and the entity has the intention and ability to hold them to maturity. It also includes additional disclosures regarding this transfer.

The adoption of the foregoing NIFs and INIFs did not have a material impact on the Company’s financial position, results of operations or cash flows.

Beginning January 1, 2009, the Company early adopted INIF 14, Real Estate Construction, Sale and Service Contracts for recognition of real estate and low income housing sales. This interpretation, which complements NIF D-7, Construction Contracts and the Manufacture of Certain Capital Goods, requires that when an entity has a contractual obligation to deliver property or other real estate to a buyer and has limited capacity to influence the design of such property, the contract represents the sale of goods for which revenue and the related costs should be recognized when all of the following criteria are met: (i) the entity has transferred the risks and rewards derived from the goods or title to the property, (ii) the entity does not have continuing involvement in the management of the property, (iii) the amount of the revenue can be reliably estimated, (iv) it is probable that the entity will receive the economic benefits associated with the transaction and (v) the costs and expenses incurred or to be incurred in relation to the transaction can be reliably estimated. Generally, these criteria are met upon transfer of title to the buyer. Previously, the Company recognized such sales at the earlier of (i) the time the house was completed and the client obtained approved financing or (ii) title to the house was transferred.

Although this interpretation is not effective until January 1, 2010, the Company elected to early adopt because it believes that this interpretation provides greater clarity and objectivity to its financial statements for the readers of financial information. The effects of adoption are applied retroactively applied to the earliest period presented in accordance with the transition guidance in the interpretation. As consequence, beginning balances at January 1, 2008 and therefore, the information related to the first quarter of 2008, have been restated in order to recognize the effects of this change.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

The effects of the above mentioned change in the Company’s condensed consolidated financial statements previously reported as of and for the three months ended March 31, 2008 are detailed as follows (effects on equity at January 1, 2008 are shown in the accompanying condensed consolidated statements of changes in stockholders’ equity):

	Original Balances
	Reported as of		Adjustment for				Recasted Balances
	March 31,		Adoption of		Other		as of March 31,
(Thousands of Mexican pesos)	2008		INIF 14		Reclassifications		2008

Balance Sheet:
Customers	Ps.	7,408,919	Ps.	(745,582)	Ps.		Ps.	6,663,338
Real estate inventories		1,726,467	496,029		26,166	(1)		2,248,662
Other current assets		9,757,654	—		—			9,757,654
Non-current assets		23,763,791	—		—			23,763,791
Current liabilities		(10,703,112)	45,183		—			(10,657,299)
Non-current liabilities		(12,083,922)	—		—			(12,083,922)
Stockholders’ equity		(19,869,797)	203,740		26,166	(1)		(19,692,224)

	Original Balances
	Reported as of			Adjustment for				Recasted Balances
	March 31,			Adoption of	Other			as of March 31,
	2008			INIF 14	Reclassifications			2008

Statement of Income:
Revenues	Ps.	5,220,816	Ps.	(34,746)	Ps.	—		Ps.	5,186,070
Cost of sales		4,341,875		(11,782)		20,613	(1)		4,350,706
General expenses		489,943		—		(47,776	)(1)		442,167
Operating income		388,998		(21,967)		26,166	(1)		393,197
Net income		200,217		(21,967)		26,166	(1)		204,416

(1)	Corresponds to the modification of the criteria used for capitalization of expenses directly related to construction, administrative and selling expenses identified related to specific projects (except for the advertising expenses which are recorded in results in when incurred.)

b) Recognition of the effects of inflation

The Company adopted NIF B-10, Effects of Inflation, on January 1, 2008. Cumulative inflation over the three preceding years ended December 31, 2008 and 2007 was 15% and 11.56%, respectively, which is not considered “inflationary” as defined by NIF B-10. Accordingly, beginning January 1, 2008, the Company discontinued the recognition of the effects of inflation in its financial statements. All the amounts presented in the accompanying condensed consolidated financial statements as of March 31, 2009 and 2008 and for the three months then ended are expressed in nominal values.

c) Cash, restricted cash and cash equivalents

Cash and cash equivalents consist mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash is stated at nominal value and cash equivalents are measured at fair value, with any fluctuation recognized in comprehensive financing result of the period. Cash equivalents are represented mainly by instruments in Treasury Certificates (CETES), investment funds and money market funds. Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or non-current assets as the case may be.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

d) Inventories - Inventories are valued at average cost, without exceeding net realizable value.

e) Real estate inventories — The development costs for low-income housing and other real estate developments are stated at the acquisition value of the land, the respective improvements and conditioning, permits and licenses, labor costs, materials and direct and indirect expenses. The net comprehensive financing cost incurred during the construction period is capitalized.

Land to be developed over a period of more than 12 months is classified under non-current assets and recorded at its acquisition cost.

f) Long-term investments — Long-term investments consist of the following:

Property, plant and equipment- Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized and valued at acquisition cost.

Depreciation is calculated using the straight-line method over the useful life of the asset. Depreciation begins in the month in which the asset is placed in service. The useful lives of assets are as follows:

Useful
Lives

Buildings	20 to 50
Machinery and operating equipment	4 to 10
Furniture, office equipment and vehicles	4 to 10

Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized.

Investment in concessions — Investments in concessions are accounted for as either an intangible asset, a financial asset or a combination of both, in accordance with Interpretation No. 12, Service Concession Arrangements, issued by the International Financial Reporting Interpretations Committee (“IFRIC”) of the International Accounting Standards Board (“IASB”).

A financial asset results when an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term.

An intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent. Both a financial asset and an intangible asset may result when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset.

Investments in concessions considered as financial assets are recorded at their fair value. Investments in concessions considered as intangible assets are stated at acquisition value or construction cost without exceeding net realizable value. The cost of financing incurred during the construction period is capitalized. Investments in concession projects are amortized over the concession period based on utilization rates and vehicle traffic. Revenues from the operation of concession projects are recognized as concession revenues.

This IFRIC establishes that for both the financial asset and the intangible asset, the revenues and costs related to the construction or the improvements are recognized in revenues during the construction phase.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

The investment in concessions balance in the accompanying condensed consolidated balance sheets consists of the following: Financial assets of Ps. 2,146,370, intangible assets of Ps.14,579,497 and concessions from investments in associated companies of Ps. 2,947,358 as of March 31, 2009; financial assets of Ps. 994,818, intangible assets of Ps.11,127,740, and concessions from investments in associated companies of Ps. 3,459,261 as of March 31, 2008. Additionally, other receivables within current assets include Ps. 198,874 and Ps. 116,320 of concessions classified as financial assets at March 31, 2009 and 2008, respectively.

Condensed income statement information of RCO for the three month period ended March 31, 2009 and 2008 is as follows:

	March 31,
	2009		2008

Revenues	Ps.	792,624	Ps.	674,675
Operating income		368,184		207,131
Net loss		(493,592)		(467,129)

Investment in associated companies — Investments in companies in which ICA has significant influence, but does not have control, are accounted for using the equity method, which includes cost plus the Company’s equity in undistributed earnings (losses) incurred after the acquisition date.

g) Impairment of long-lived assets in use — Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and Their Disposal. If there is any indication that values exceed the respective recovery values, assets are impaired to this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The method used to calculate the recovery value considers the particular circumstances of concessions, property, plant and equipment and intangible items. In the case of concessions, revenue projections are used which consider assumptions and estimates concerning vehicle traffic, the growth of the population and economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

h) Other assets — Other assets mainly consist of deferred losses on certain derivative financial instruments at March 31, 2009, as well as expenses incurred related to uncompleted construction contracts and bank commissions and fees, among others, at March 31, 2009 and 2008. These assets are recorded at historical cost and when appropriate, amortized over the life of the construction contract or the estimated useful life of the asset. Additionally this caption includes the excess of the cost over the fair value of the investment in associated companies and subsidiaries, which is not amortized and is subject to impairment tests. At March 31, 2008 the excess of the cost over the fair value in process of being assigned to the acquired assets and assumed liabilities was approximately Ps. 2,500 million. As of December 31, 2008 the Company obtained all the information to conclude this process and assigned the total amount as part of the acquired investment in concession.

i) Business acquisitions — All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes allocating the purchase price, represented by cash delivered or its fair value equivalent, over the fair value of the assets received and liabilities assumed, and, when appropriate, recognizing either goodwill or an extraordinary gain.

j) Provisions — Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. In the event an obligation arises for which the Company believes required settlement is remote, such provision is disclosed but is not recognized in the condensed consolidated financial statements.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

k) Operating cycle — Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as non-current assets. The amount of accounts receivable related to contracts financed by the Company which are not collected until the project is completed are presented within the caption Customers within non-current assets.

l) Accounting for construction contracts  — Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes resulting from actual performance and estimated profitability, including those arising from premiums derived from early project completion, contract penalty provisions and final contract settlements, may result in revisions to total expected contract revenues. Such revisions are recognized and are recorded in the same period in which the revisions are determined and approved by the clients.

The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, which are recorded in the results of the year in which the allowances are created. The estimate for such reserve is determined based on management’s best judgment in accordance with prevailing circumstances at that time.

Contract costs include all direct labor and materials, subcontractor’s costs and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage-of-completion. If, as a result of such evaluation, it becomes apparent that estimated costs on uncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred which includes the changes in the fair value of derivative financial instruments necessary for project development is included in the contract costs.

m) Accounting for real estate sales — The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected. In those cases in which recovery appears to be unlikely, the Company creates additional allowances for doubtful accounts, which are applied to the results of the year in which such amounts are determined.

n) Accounting for low income housing sales — Revenues derived from sales of low income housing are recognized as revenue once the house is completed and all the usual risk and rewards of the house have been transferred to the buyer, which generally occurs when title of the house has been passed.

o) Sales of goods and services — Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

p) Direct employee benefits — Direct employee benefits are calculated based on the services rendered by employees, considering their most recent salaries. The liability is recognized as it accrues. These benefits include mainly statutory employee profit sharing payable, compensated absences, such as vacation and vacation premiums, and incentives.

q) Employee benefits from termination, retirement and other — Liabilities from seniority premiums, pension plans and severance payments are recognized as they accrue and are calculated by independent actuaries using nominal interest rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

r) Maintenance and repair expenses — Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

s) Statutory employee profit sharing (“PTU”) — PTU is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying condensed consolidated statements of income. Deferred PTU is derived from temporary result from comparing the accounting and tax basis of assets and liabilities. Deferred PTU is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

t) Income taxes — The Company files a consolidated tax return, as permitted by the tax laws of Mexico.

The provision for income tax is determined according to NIF D-4, Income Taxes. To determine the provision for deferred income taxes, the Company must determine if based on financial projections, it will pay regular income tax (“ISR”) or the business flat rate tax (“IETU”). Accordingly, the Company recognizes deferred income taxes based on the tax it expects to pay. Deferred income tax assets and liabilities are recognized for the applicable temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards and unused tax credits. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of income. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. A deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Company’s financial position and results of operations.

For the three months ended March 31, 2009 and 2008, tax expense was Ps.155,457 and Ps. 61,439, respectively, which is comprised of current ISR of Ps. 47,785, current IETU of Ps. 24,352 and deferred IETU of Ps. 83,320 in 2009 and current ISR of Ps. 48,480, current IETU of Ps. 7,376 and deferred IETU of Ps. 5,583 in 2008.

u) Tax on assets — Tax on assets (“IMPAC”) paid through 2007 that is expected to be recoverable, is recorded as an advance payment of ISR and is presented in the condensed consolidated balance sheets within deferred taxes.

v) Derivative financial instruments

i) Risk management

The Company is exposed to various economic risks including (i) financial market risks (interest rate, exchange rate and prices), (ii) credit risk, and (iii) liquidity risk.

The Company attempts to minimize the potential negative effects of these risks on its financial performance using different strategies. Derivative financial instruments are used to hedge exposure to the financial risks of transactions already recognized in the balance sheet (recognized assets and liabilities), as well as firm commitments and forecasted transactions that are likely to occur.

The Company only enters into derivative instruments in order to reduce the uncertainty of the return on its projects. From an accounting perspective, derivative financial instruments can be classified

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

as either hedging or trading instruments, which does not affect the objective of entering into the contract, which is to mitigate the risks to which the Company is exposed in its projects.

Interest rate hedges are entered into to cap the maximum financial costs to support the viability of the projects.

Exchange rate hedges are entered into to reduce the exchange rate risk in projects where the labor and supply costs are incurred in a currency other than that of the source of the financing. The Company enters into financings in the same currency as that of the source of repayment.

Entering into derivative financial instruments is linked, in most cases, to the financing of projects. Therefore, counterparties to derivative instruments are usually the same institution (or an affiliate of such institution) that granted the financing under the project. This is true for both instruments that hedge interest rate fluctuations and those that hedge exchange rate fluctuations. In both cases, the derivatives are entered into directly with the counterparties.

The Company’s internal control policy establishes that prior to entering into a loan, the risks inherent in the projects require collaborative analysis by representatives from the Finance, Legal, Administration, and Operation areas. This analysis also includes assessing the use of derivatives to hedge financing risks included in the potential loan. Based on the internal control policy of the Company, the Finance and Administration areas are responsible for contracting the derivatives upon completion of this analysis.

To assess the use of derivatives to hedge financing risks, sensitivity analyses are performed considering all possible outcomes of the relevant variables of alternative hedging instruments. This helps to define the economic efficiency of each of the alternatives available to cover the measured risk. The Company then compares the terms, obligations and conditions of each possible derivative instrument to determine which instrument best suits the Company’s hedging strategy. Effectiveness tests are also performed, with the help of expert appraisers, to determine the treatment given to the derivative financial instrument once it is contracted.

The Company’s policy is to enter into derivative financial instruments at the project level. The Company does not enter into instruments that involve margin calls or additional credit beyond those already approved by the respective committees, as such instruments are not considered additional liquidity sources for these types of requirements. In projects requiring collateral, the Company’s policy establishes that the deposits required must be made at the beginning or letters of credit (contingent) must be entered into upon contracting the project to reduce the project’s exposure.

ii) Accounting policy

The Company values all derivative financial instruments at fair value, regardless of the purpose for holding them. Fair value is determined through the use of valuations of counterparties (valuation agents), verified by a price provider authorized by the National Banking and Securities and Banking Commission (“CNBV”). These valuations are determined based on recognized methodologies in the financial sector, supported by sufficient, reliable, and verifiable information. Fair value is recognized in the balance sheet as an asset or liability based on the rights or obligations established in the contracts executed.

When the transactions meet all hedge accounting requirements, the Company designates the derivatives as hedging financial instruments at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivative and the open risk position, are recognized in the results of the period in which they occur. For cash flow hedges, the effective portion is temporarily recognized in other comprehensive income (loss) within stockholders’ equity and subsequently reclassified to results when affected by the hedged item; the ineffective portion is recognized in results of the period.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

When certain derivative financial instruments are entered into for hedging purposes from an economic perspective and thus do not meet all of the hedging requirements established by accounting standards, they are classified as derivatives for trading purposes. The fluctuation in the fair value of these derivatives is recognized immediately in the results of the period in which they are valued. For projects that are financed during the construction stage, the effect of the related derivative instrument is capitalized in other assets as part of the cost of the project.

w) Foreign currency balances and transactions — Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the condensed consolidated statements of income, except in those cases in which they can be capitalized.

x) Earnings per Share — Earnings per share is computed by dividing income of the majority interests available to common stockholders by the weighted average number of common shares outstanding during the period.

5.	Long-Term Debt

No new debt contracts were executed during the three months ended March 31, 2009. The increase in total debt to Ps. 19,824,183 as of March 31, 2009 from Ps. 12,446,293 as of March 31, 2008 is the result of drawing on debt that the Company had previously contracted to finance projects under construction in both Civil and Industrial Construction. The increase in debt also reflects the revaluation of dollar-denominated debt as a result of the depreciation of the peso. At March 31, 2009, foreign currency denominated debt, principally in U.S. dollars, was 38% of total debt while it represented 30% of total debt at March 31, 2008.

Short-term debt totaled Ps. 4,650,965 as of March 31, 2009. Of this amount, Ps. 4,083,976 corresponds to maturities of bridge loans and working capital debt in Housing, Construction, and Infrastructure. The remaining Ps. 566,989 is securities debt principally in the Construction and Housing segments, including Ps. 354,800 in VIVEICA in commercial paper maturing in the third quarter of 2009.

Debt at March 31, 2008 represents new debt from the consolidation of Mayab and new debt for projects that are under construction or are in their initial phase of execution. Payment of 100% of the debt related to El Cajon hydroelectric project occurred during the three months ended March 31, 2008.

The scheduled maturities of long-term debt is as follows:

March 31,

2011	Ps.	420,155
2012		835,802
2013		295,228
2015 and thereafter		13,622,033

	Ps.	15,173,218

Long-term debt and other agreements of the Company’s subsidiaries above provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial ratios. These financial ratios include: the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities; and the ratio of operating earnings plus depreciation to net financing expenses. For the three months ended March 31, 2009 and 2008, the Company and its subsidiaries were in compliance with such covenants.

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

6.	Derivative Financial Instruments

Derivative financial instruments as of March 31, 2009 are composed of instruments that hedge interest and exchange rate fluctuations, as well as economic hedges that do not meet hedge accounting criteria.

Project/Company	Type of	Market Value		Market Value		Market Value
(Millions of pesos)	Instrument	31/12/2008		31/03/2009		24/04/2009

La Yesca	CAP USD	Ps.	12	Ps.	1	Ps.	—
La Yesca	Floor USD		(402)		(399)		(314)
La Yesca(2)	Fx SWAP		(1,498)		(1,317)		(910)
Querétaro-Irapuato	SWAPTION		(13)		(64)		—
Irapuato- La Piedad	CAP		1		1		—
Túnel de Acapulco	CAP		7		19		—
Acueducto II	CAP		1		1		—
Nuevo Necaxa-Tihuatlán(1)	SWAP		(163)		(227)		(244)
ICA, Túnel Río de la Compañía	FXSWAP		21		16		—
Rio Verde Cd. Valles	SWAP		(155)		(231)		(252)
ICA Fluor	FXSWAP		(142)		(122)		(48)

Total effect in subsidiaries		Ps.	(2,329)	Ps.	(2,312)	Ps.	(1,768)

Associated companies (not consolidated):
Red de Carreteras de Occidente	SWAP UDIS	Ps.	(69)	Ps.	(254)	Ps.	(337)

Total effect in associated companies		Ps.	(69)	Ps.	(254)	Ps.	(337)

(1)	The fair market value as of December 31, 2008, March 31, 2009 and April 24 2009 does not include Ps.96 million commission (Ps.48 million proportionately consolidated), which was incorporated to the derivative financial instrument for its liquidation based on the contracted exchanges.

(2)	The market value as of April 24, 2009, includes US $33 million of renegotiating cost.

In the specific case of the La Yesca hydroelectric project, ICA’s subsidiary Compañía Hidroelectrica La Yesca, S.A. de C.V (COHYSA) contracted derivatives to hedge foreign exchange risk. The construction contract and the associated financing are denominated in dollars, while a significant portion of the construction costs are incurred in pesos. The mark to market value of the foreign exchange swap contract was Ps. 1,317 million as of March 31, 2009 at an exchange rate of Ps.14.1485 per U.S. dollar and Ps. 910 million as of April 24, 2009 at an exchange rate of Ps. 13.3549 per U.S. dollar. This instrument is an obligation solely of our subsidiary COHYSA and is secured by a letter of credit that was issued at the time of contracting the hedge in the amount of US$30 million; there are no margin calls or similar mechanisms that would require ICA to cover COHYSA’s position (see Note 9 for subsequent modifications to such derivative).

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

7.	Comprehensive Financing Cost

Comprehensive financing cost for the three months ended march 31, 2009 and 2008, is detailed as follows:

	March 31, 2009
					Project		Results of
	Total		Capitalized		Financing		Operations

Interest expense	Ps.	475,700	Ps.	86,902	Ps.	104,788	Ps.	284,010
Interest income		(95,979)		(9,579)		(5,853)		(80,547)
Exchange loss (gain)		199,639		21,640		194,470		(16,471)
Derivative financial instruments		47,098		—		56,929		(9,831)

Total	Ps.	626,458	Ps.	98,963	Ps.	350,334	Ps.	177,161

	March 31, 2008
					Project		Results of
	Total		Capitalized		Financing		Operations

Interest expense	Ps.	252,496	Ps.	30,362	Ps.	9,128	Ps.	213,006
Interest income		(129,572)		—		(2,637)		(126,935)
Exchange loss (gain)		44,503		(152)		(7,750)		52,101
Derivative financial instruments		(15,623)		—		—		15,625

Total	Ps.	151,802	Ps.	30,514	Ps.	(1,259)	Ps.	122,547

8.	Information by Segment

For management purposes, the Company is organized into six major operating segments, which are: Civil Construction, Industrial Construction, Rodio Kronsa, Housing Development, Infrastructure and Corporate and Other. The segments are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5, Financial Information by Segment. A summary of certain segment information is as follows:

Three months ended March 31, 2009

	Civil		Industrial		Rodio-		Total		Housing				Corporate
	Construction		Construction		Kronsa		Construction		Development		Infrastructure		and Other			Consolidated

Revenues	Ps.	5,594,765	Ps.	2,352,036	Ps.	404,924	Ps.	8,351,725	Ps.	483,125	Ps.	2,051,972	Ps.	87,697		Ps.	10,974,519
Intersegment revenues and other		1,574,572		153,950		29,904		1,758,426		(3,566)		1,021,703		277,493	(1)		3,054,056
External revenues		4,020,193		2,198,086		375,020		6,593,299		486,691		1,030,269		(189,796	)(1)		7,920,463
Operating income		132,236		127,941		3,030		263,207		38,024		336,812		817			638,860
Total assets		16,354,513		5,807,314		1,335,776		23,497,603		5,470,616		28,494,935		(2,559,794)			54,903,360
Capital expenditures		292,027		5,207		15,637		312,871		749		799,047		3,151			1,115,818
Depreciation and amortization		68,922		16,868		17,194		102,984		1,056		164,960		(1,514)			267,486

Empresas ICA, S. A. B. de C. V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements — (Continued)

Three months ended March 31, 2008

	Civil		Industrial		Rodio-		Total		Housing				Corporate
	Construction		Construction		Kronsa		Construction		Development		Infrastructure		and Other			Consolidated

Revenues	Ps.	2,012,681	Ps.	2,068,085	Ps.	449,762	Ps.	4,530,528	Ps.	373,329	Ps.	1,337,976	Ps.	91,615		Ps.	6,333,448
Intersegment revenues and other		248,924		154,110		31,136		434,170		—		576,811		136,397	(2)		1,147,378
External revenues		1,763,757		1,913,975		418,626		4,096,358		373,329		761,165		(44,782	)(2)		5,186,070
Operating income (loss)		25,251		77,531		8,835		111,617		20,865		302,321		(41,606)			393,197
Total assets		8,937,868		4,245,428		1,294,498		14,477,794		3,931,060		24,682,451		(657,860)			42,433,445
Capital expenditures		68,114		6,888		10,744		85,746		11,241		2,189,725		3,045			2,289,757
Depreciation and amortization		28,405		15,827		16,418		60,650		4,823		131,141		2,946			199,560

(1)	Includes Ps. 191,497 of intersegment eliminations

(2)	Includes Ps. 45,900 of intersegment eliminations

9.	Subsequent Event

Due to changes in the La Yesca construction schedule and the increasing volatility of Mexican peso-U.S. dollar exchange rate fluctuations, on April 20, 2009, the Company and the provider of the La Yesca foreign currency exchange options restructured the options to (i) stabilize the notional amount so that it remains unchanged regardless of the difference between spot exchange rate and the exchange rate set forth in the derivative contract, (ii) reduce the notional amount to Ps.2,458 million, corresponding to weekly transactions averaging Ps.16 million, to better fit the La Yesca hydroelectric project’s peso obligations, and (iii) reschedule the weekly settling of notional amounts to match the revised construction schedule and disbursement program. The options as restructured are effective for the period from April 22, 2009 through February 29, 2012. The restructured hedge has a fair value of Ps.466 million as of April 24, 2009. The cost of renegotiating the hedge was US$33 million, which will be paid upon completion of the related La Yesca project; such payable will accrue interest at LIBOR plus 450 basis points.

10.	Authorization for Issuance of Financial Statements

On April 28, 2009, the issuance of these condensed consolidated financial statements and the release of the information to the Mexican stock market was authorized by Dr. José Luis Guerrero Alvarez Chief Executive Officer of Empresas ICA, S.A.B de C.V.

******

PROSPECTUS

Empresas ICA, S.A.B. de C.V.
Ordinary Shares
in the form of
Ordinary Participation Certificates
and American Depositary Shares

We may from time to time offer our Ordinary Shares, in the form of (1) Ordinary Participation Certificates, or CPOs, each representing a financial interest in one of our Ordinary Shares, or (2) American Depositary Shares, or ADSs, each representing four CPOs, evidenced by American Depositary Receipts, or ADRs.

This prospectus describes the general terms that may apply to these securities and the general manner in which they may be offered. When we offer securities, the specific terms of the securities, including the offering price, and the specific manner in which they may be offered, will be described in supplements to this prospectus.

Our ADSs are currently listed on the New York Stock Exchange under the symbol “ICA.” Our Ordinary Shares are currently listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) under the symbol “ICA.” On September 10, 2007, the last reported sale price of our Ordinary Shares on the Mexican Stock Exchange was Ps.63.07 per share, and the last reported sale price of our ADSs on the New York Stock Exchange was U.S.$22.47 per ADS.

Investing in the securities described herein involves risks. See “Risk Factors” beginning on page 9 of our annual report on Form 20-F/A for the year ended December 31, 2006, incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Ordinary Shares, the CPOs or the ADSs or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell these securities unless accompanied by a prospectus supplement.

We may not sell these securities or accept any offer to buy these securities until we deliver this prospectus and an accompanying prospectus supplement in final form. We are not using this prospectus and any accompanying prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

The date of this prospectus is September 11, 2007.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You should not rely on any unauthorized information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or buy any securities in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, Empresas ICA, S.A.B. de C.V. may from time to time offer Ordinary Shares in the form of (i) Ordinary Participation Certificates, or CPOs, each representing a financial interest in one of our Ordinary Shares, or (ii) American Depositary Shares, or ADSs, each representing four CPOs, evidenced by American Depositary Receipts, or ADRs.

As used in this prospectus, “Empresas ICA,” “ICA”, “we,” “our,” “us” and the “company” refer to Empresas ICA, S.A.B. de C.V. and its consolidated subsidiaries, “securities” refers to the Ordinary Shares, CPOs and ADSs registered hereby and “registration statement” refers to the SEC registration statement of which this prospectus is a part, unless the context otherwise requires or unless otherwise specified.

References in this prospectus to “U.S.$” and “dollars” are to U.S. dollars, and, unless otherwise indicated, references to “Ps.” and “pesos” are to Mexican pesos.

References in this prospectus to “UDI” are to Unidades de Inversion, a Mexican peso currency equivalent indexed for Mexican inflation. UDIs are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index, or NCPI.

This prospectus provides only a general description of the securities that we may offer. Each time we offer securities, we will prepare a prospectus supplement containing specific information about the particular offering and the terms of those securities. We may also add to, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplement and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

ENFORCEABILITY OF CIVIL LIABILITIES

Empresas ICA is a corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States, or Mexico, with our principal place of business (domicilio social) in Mexico City. In addition, all of our directors and officers, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of White & Case, S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement, including exhibits, that we have filed with the SEC on Form F-3 under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Some of such information, including our annual report on Form 20-F/A for the year ended December 31, 2006, is incorporated by reference herein as described under “Incorporation of Certain Documents by Reference.” You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with, or furnish to, it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus (including any supplement thereto), and certain later information that we file with, or furnish to, the SEC will automatically update and supersede earlier information filed with, or furnished to, the SEC or included in this prospectus. We incorporate by reference into this prospectus the following documents:

•	our amended annual report on Form 20-F/A for the year ended December 31, 2006, filed with the SEC on September 10, 2007 (SEC File No. 1-11080);

•	our report on Form 6-K, furnished to the SEC on September 7, 2007 (SEC File No. 1-11080);

•	our report on Form 6-K, furnished to the SEC on September 11, 2007 (SEC File No. 1-11080);

•	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus (including any supplement hereto); and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing us at Mineria No. 145, Edificio Central, 11800, Mexico City, Mexico, or by telephoning us at (52-55) 5272-9991.

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement or any document incorporated by reference herein contains or may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are based on our expectations and projections about future events when made and it is possible that actual events may differ materially from our expectations and projections. In many cases, we include, together with forward-looking statements themselves, discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, cash flow, capital structure or other financial items or ratios;

•	statements of our plans, objectives, expectations or goals, including those related to anticipated trends, the performance of a particular project, competition and regulation;

•	statements about our future economic performance or that of Mexico or other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “could,” “may,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors could include cancellations of significant construction projects included in our backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, changes in the expected profitability of projects, developments in legal proceedings, limitations on our access to sources of financing on competitive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Information regarding important factors that could cause actual events to differ, perhaps materially, from our forward-looking statements is contained under “Forward-Looking Statements” in our most recent annual report on Form 20-F/A, which is incorporated in this prospectus and any prospectus supplement by reference, and may also be contained in more recent reports on Form 6-K incorporated in this prospectus and any prospectus supplement by reference. See “Where You Can Find More Information” for information about how to obtain copies of these documents.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

OUR COMPANY

Empresas ICA, S.A.B. de C.V. is Mexico’s largest engineering, procurement and construction company in Mexico based on our relative share of the total revenues of the formal construction sector in Mexico, and is the largest provider in Mexico of construction services to both public and private-sector clients. We are engaged in a full range of construction and related activities, involving the construction of infrastructure facilities, as well as industrial, urban and housing construction. In addition, we are engaged in the development and marketing of real estate, the construction, maintenance and operation of airports, highways, bridges and tunnels and in the management and operation of water supply systems and solid waste disposal systems under concessions granted by governmental authorities.

Since 1947, we have greatly expanded and diversified our construction and related businesses. In the past, our business strategy had been to strengthen and expand our core construction business, while diversifying our sources of revenue. In particular, the Mexican economic crisis triggered by the peso devaluation in 1994 led us to seek new growth opportunities in related businesses in Mexico and in construction businesses outside of Mexico, notably Latin America. In recent years, however, we redefined our business focus to emphasize our construction business in Mexico, which in 2005 and 2006 accounted for approximately 92% and 83%, respectively, of our revenues. As a result, we started our non-core divestment program, under which we have sold non-core assets, and used the proceeds from such sales to pay corporate debt. We concluded our non-core divestment program in 2006. In 2005 and 2006, we expanded into the business of airport operation through the acquisition of a controlling interest in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or GACN, which operates 13 airports in northern Mexico, including the Monterrey International Airport. In January 2007, we purchased shares of the environmental services company Proactiva Medio Ambiente Mexico, S.A. de C.V., or PMA Mexico, bringing our total shareholding of PMA Mexico to 49%. PMA Mexico operates municipal potable water treatment and supply, sewage, wastewater treatment, sanitary landfills, solid waste management and hazardous waste managements systems through service contracts and concessions.

Our operations are divided into four segments:

•	Construction,

•	Infrastructure (formerly Infrastructure Operations),

•	Housing Development, and

•	Corporate and Other.

Our principal executive offices are located at Mineria 145, Edificio Central, 11800 Mexico City, Mexico, and our telephone number is (52-55) 5272-9991.

USE OF PROCEEDS

Except as may be described otherwise in a prospectus supplement, we intend to use the net proceeds from the offerings hereunder for general corporate purposes, including funding working capital, capital expenditures and equity investments in construction-related and infrastructure projects, possible acquisitions and, subject to market conditions, the repayment of debt.

DESCRIPTION OF THE ORDINARY SHARES

The following description of our Ordinary Shares is a summary of the material terms of our bylaws and applicable Mexican law in effect as of the date of this prospectus regarding our Ordinary Shares and the holders thereof. It does not, however, describe every aspect of our Ordinary Shares, our bylaws or Mexican law and may not contain all of the information that is important to you. References to provisions of our bylaws are qualified in their entirety by reference to the full bylaws in Spanish, an English translation of which has been filed as an exhibit to our annual report on Form 20-F/A incorporated by reference to this prospectus.

General

The Mexican Securities Market Law enacted by Mexico’s Federal Congress on December 30, 2005 altered the legal regime applicable to public companies in Mexico. In order to comply with the new law, our shareholders approved the amendment of our by-laws at an extraordinary shareholders’ meeting on September 12, 2006. The following summarizes the terms of, and the rights and privileges appurtenant to, our Ordinary Shares.

Our Ordinary Shares are our only class of common stock. They have no par value. Under Mexican corporate law, we are a variable capital corporation (sociedad anonima bursatil de capital variable). Each of our fixed and variable capital accounts are comprised of Ordinary Shares. As of June 30, 2007, our capital stock consisted of 407,750,737 issued and outstanding Ordinary Shares, of which 34,390,991 shares represented our fixed capital account.

Voting Rights

Each Ordinary Share entitles the holder thereof to one vote at any shareholders’ meeting of the company. However, since our bylaws prohibit direct ownership of our Ordinary Shares by foreign investors, only Mexican nationals are entitled to hold our Ordinary Shares.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger, spin-off, change in nationality and transformation from one type of company to another. General meetings called to consider all other matters are ordinary meetings.

An ordinary general meeting must be held during the four months following the end of each fiscal year to consider the approval of the report of our board of directors regarding our performance and our financial statements and that of certain of our subsidiaries for the preceding fiscal year, to elect directors and to determine the allocation of the profits of the preceding year. At such ordinary general meeting, any shareholder or group of shareholders representing 10% or more of the outstanding shares has the right to appoint one director. The number of directors is established by the shareholders at each annual ordinary general meeting.

The quorum for ordinary general meetings is 50% of the outstanding shares and action may be taken by a majority of the shares present. If a quorum is not present, a subsequent meeting may be called at which action may be taken by holders of a majority of the shares present regardless of the percentage of outstanding shares represented at such meeting. The quorum for extraordinary general meetings is 75% of the outstanding shares, but if a quorum is not present a subsequent meeting may be called. The quorum for each subsequent meeting is 50% of the outstanding shares. Action at any extraordinary general meeting may only be taken by holders of at least 50% of the outstanding shares provided, however, that a quorum of 85% and approval of at least 80% of the outstanding shares, will be required to approve the following (1) mergers, other than mergers with subsidiaries; and (2) amendment or deletion of the provision in the bylaws that regulate share ownership of the company, shareholders’ meetings and the board of directors.

Shareholders’ meetings may be called by the chairman of our board of directors, the chairman of the audit committee or the chairman of the corporate practices committee and must be called by any such chairman upon the written request of holders of at least 10% of our outstanding share capital. In addition, any such chairman shall call a shareholders’ meeting at the written request of any shareholder if no shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such period have not considered the preceding year’s board of director’s report or our financial statements or have not resulted in the election of directors and determination of their compensation. Notice of meetings must be published in a major newspaper in Mexico City. Meetings must be held in Mexico City. A shareholder may be represented at a shareholders’ meeting by a proxy.

Holders of 20% of our outstanding shares may oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that the challenged resolution violates Mexican law or our bylaws and the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution. In order to obtain such a court order, the opposing shareholder must deliver a bond to the court in order to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder. Shareholders representing at least 10% of the shares present at a shareholders’ meeting may request to postpone a vote on a specific matter on which they consider themselves to be insufficiency informed.

Dividend Rights

At the annual ordinary general shareholders’ meeting, our board of directors submits to the shareholders for their approval our financial statements and of certain of our subsidiaries. Five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to at least 20% of our share capital. Additional amounts may be allocated to other reserve funds as the shareholders determine. The remaining balance, if any, of net earnings may be distributed as dividends on the shares. Cash dividends on the shares will be paid against surrender to us of the relevant dividend coupon registered in the name of the holder thereof. For information concerning the dividend rights of the holders of CPOs and ADSs, see “Description of the CPOs” and “Description of the ADSs,” respectively, herein.

Changes in Share Capital and Preemptive Rights

The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary general meeting.

In the event of a capital increase, the holders of Ordinary Shares in an extraordinary general shareholders’ meeting may decide to increase our share capital with or without pre-emptive rights. If pre-emptive rights are granted, each holder of existing shares will have a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s existing proportionate holding of shares. Pre-emptive rights must be exercised within 15 days after publication of a notice of the capital increase in the Official Gazette of the Federation (Diario Oficial de la Federacion) or they will lapse. Pre-emptive rights may not be waived in advance by a shareholder except in limited instances, and cannot be represented by an instrument that is negotiable separately from the corresponding share. Shares issued by us in connection with an increase in our variable capital, with respect to which pre-emptive rights have not been exercised, may be sold by us on terms previously approved by the shareholders’ meeting or the board of directors, but in no event below the price at which they had been offered to shareholders.

Holders of CPOs or ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of such pre-emptive rights. See “Key Information — Risk Factors — Risks Related to our Securities and our Major Shareholders — You may not be entitled to participate in future preemptive rights offerings” in our annual report on Form 20-F/A.

Shares issued under Article 53 of the Mexican Securities Market Law (which are those held in treasury to be delivered upon their subscription) may be offered for subscription and payment by the board of directors without preemptive rights being applicable, provided that the issuance is made to effect a public offering in accordance with the Mexican Securities Market Law.

Limitations on Share Ownership

Our bylaws prohibit direct ownership of the shares by foreign investors. Any acquisition of shares in violation of such provision would be null and void under Mexican law and such shares would be canceled and our share capital accordingly reduced. Non-Mexican nationals may, however, hold financial interests in shares through the CPOs, which are non-voting securities, issued under the CPO trust as described under “Description of the CPOs.”

Pursuant to our amended bylaws, significant acquisitions of shares of our capital stock and changes of control require prior approval of our board of directors. Shareholders deemed to have “control” are those that own a majority of our Ordinary Shares, have the ability to control our shareholders’ meetings or have the ability to appoint a majority of the members of our board of directors. Our board of directors must authorize in advance any transfer of voting shares of our capital stock that would result in any person or group becoming in one or more transactions a direct or indirect holder of 5% or more of our shares. Any acquisition of shares of our capital stock representing more than 15% of our capital stock by a person or group of persons requires the purchaser to make a public offer for the greater of:

•	the percentage of shares sought, or

•	10 percent of the total shares.

If the tender offer is oversubscribed, shares sold will be allocated on a pro rata basis among the selling shareholders. If the authorized purchase of shares is for the intent of acquiring control of us, the purchaser must make an offer to purchase 100 percent of the shares.

The public offer to purchase must be made at the same price for all shares. The offer price is required to be highest of:

•	the book value of the shares,

•	the highest closing price of the shares on the Mexican Stock Exchange during the 365 days preceding the date of the authorization, or

•	the highest price paid at any time by the person or persons intending to purchase the shares.

Notwithstanding the foregoing, the board of directors may authorize that the public offer be made at a different price, which may be based on the prior approval of the audit committee and an independent valuation.

These provisions shall not apply in cases of transfer of shares as a result of death, the repurchase or amortization of shares, the subscription of shares in exercise of preferential rights, or transfers by us and our subsidiaries, or by a person or entity that maintains effective control of us.

Delisting

In the event that we, through a 95% affirmative vote at an extraordinary general shareholders’ meeting, decide to request the cancellation of the registration of our shares with the National Registry of Securities (Registro Nacional de Valores) or the CNBV orders this deregistration, we will be required to make a tender offer to purchase the shares held by minority shareholders prior to such cancellation. The price of the offer to purchase will generally be the higher of:

•	the average trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made; and

•	the book value of the shares as reflected in the latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.

In accordance with the applicable regulations, in the event that we are unable to purchase all of our outstanding shares pursuant to a tender offer, they must form a trust and contribute to it the amount required to secure payment of the purchase price offered pursuant to the tender offer to all of our shareholders that did not sell their shares pursuant to the tender offer. The trust may not exist for a period longer than six months.

We are not required to make a tender offer if the deregistration is approved by 95% of our shareholders and the aggregate consideration payable for publicly-traded shares does not exceed UDI 300,000. Nevertheless, the trust mechanism described in the previous paragraph still must be implemented.

During the tender offer, our board of directors must make a determination with respect to the fairness of the terms of the offer, taking into account the rights of our minority shareholders, and disclose its opinion, which must refer to the justifications for the offer price. If the board of directors is precluded from making this determination as a result of a conflict of interest, the board’s resolution must be based on a fairness opinion issued by an expert selected by the audit committee.

Certain Minority Rights

Mexican law includes a number of minority shareholder protections. These minority protections include provisions that permit:

•	holders of at least 10% of our outstanding share capital entitled to vote (including in a limited or restricted manner) to call a shareholders’ meeting;

•	holders of at least 5% of our outstanding share capital (represented by shares or CPOs) to bring an action for civil liabilities against our directors, members of our audit committee and secretary of our board of directors, if

•	the claim covers all of the damage alleged to have been caused to the company and not merely the damage suffered by the plaintiff, and

•	any recovery is for the company’s benefit and not the benefit of the plaintiffs;

•	holders of at least 10% of our shares who are entitled to vote (including in a limited or restricted manner) at any shareholders’ meeting to request that resolutions, with respect to any matter on which were not sufficiently informed, be postponed;

•	holders of at least 20% of our outstanding share capital to contest any shareholder resolution, subject to certain requirements under Mexican law; and

•	holders of at least 10% of our outstanding share capital to appoint one member of company’s board of directors.

Conflicts of Interest

A shareholder that votes on a business transaction in which the shareholder’s interest conflicts with our interest may be liable for damages, but only if the transaction would not have been approved without the vote of such shareholder. In addition, any director who has a conflict of interest with us relating to a proposed transaction must disclose the conflict to our board of directors and must refrain from voting on the transaction or may be liable for damages.

Appraisal Rights

Whenever a shareholders’ meeting approves a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw and receive an amount equal to the book value of its shares (in accordance with the latest balance sheet approved by the annual ordinary general meeting), provided such shareholder exercises its right to withdraw during the 15 day period following the meeting at which such change or restructuring was approved. Because the CPO trustee is required to vote the shares held in the CPO trust in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting, appraisal rights will not be available to holder of CPOs.

Purchases by the Company of its Shares

We may purchase shares at the then prevailing market prices on the Mexican Stock Exchange pursuant to a decision of our ordinary general shareholders’ meeting. Any such repurchase must be approved by our board of directors, and must be paid for using shareholders’ equity. If, however, the repurchased shares will be converted into treasury shares, we may allocate our capital toward such repurchases. The corporate rights corresponding to such repurchased shares may not be exercised during the period in which such shares are owned by us, and such shares will not be deemed to be outstanding for purposes of calculating any quorum or vote at a shareholders’ meeting during such period. The repurchased shares (including any received as dividends) must be resold on the Mexican Stock Exchange.

Companies or other entities controlled by us may not purchase, directly or indirectly, shares of companies or entities that are shareholders of the company.

Registration and Transfer

Our Ordinary Shares are evidenced by share certificates in registered form with registered dividend coupons attached. Our shareholders may hold their shares in the form of physical certificates or through institutions that have certificates deposited with S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., or Indeval, the Mexican central securities depository that acts as a clearing house, depository, custodian and settlement, transfer and registration institution for Mexican securities. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Mexican securities authority. We maintain a stock registry, and, in accordance with Mexican law, only those holders listed in the stock registry and those holding certificates issued by Indeval indicating ownership are recognized as our shareholders.

DESCRIPTION OF THE CPOs

The following is a description of certain provisions of (1) the CPO trust agreement, (2) the CPO deed, dated April 2, 1992 and amended December 10, 1993 and May 31, 2004, which deed evidences the issuance of CPOs by the CPO trustee pursuant to the CPO trust agreement and is registered with the Public Registry of Commerce (Registro Publico de Comercio) and (3) the Mexican Law of Negotiable Instruments and Credit Transactions (Ley General de Titulos y Operaciones de Credito). This description does not purport to be complete and is qualified in its entirety by reference to the CPO trust agreement, the CPO deed and the provisions of Mexican law referred to herein.

General

The CPO trust agreement established a master trust that, among other things, enables non-Mexican investors to acquire CPOs representing financial interests in our Ordinary Shares, which may be acquired directly only by Mexican investors. CPOs, which are negotiable instruments under Mexican law, are issued by the CPO trustee pursuant to the terms of the CPO trust agreement and the CPO deed. Each CPO represents a financial interest in, but gives no voting rights in respect of, one of our Ordinary Shares held in the CPO trust. Currently, the maximum number of CPOs that can be issued pursuant to the CPO deed is 310,937,144. As of June 30, 2007, 230,434,054 Ordinary Shares were held in the form of CPOs. Holders of CPOs are not entitled to exercise any voting rights with respect to the Ordinary Shares held in the CPO trust. These rights are exercisable by the CPO trustee pursuant to the terms of the CPO trust agreement, which requires the CPO trustee to vote in the same manner as the holders of a majority of the Ordinary Shares not held in the CPO trust.

The CPOs were originally issued under a master trust with Nacional Financiera S.N.C., or NAFIN, as trustee, on November 24, 1989. This trust agreement was later replaced by the current CPO trust agreement, under which Banco Nacional de Mexico, S.A. Integrante del Grupo Financiero Banamex acts as the CPO trustee.

Deposit and Withdrawal of Ordinary Shares

Holders of our Ordinary Shares may transfer our Ordinary Shares to the CPO trustee’s account at S.D. Indeval, in exchange for CPOs to be delivered by the CPO trustee under the CPO trust agreement. All such Ordinary Shares contributed to the CPO trust will be held in trust by the CPO trustee in accordance with the terms and conditions of the CPO trust agreement. Such Ordinary Shares will be registered by Indeval in the name of the CPO trustee. The CPO trustee (through Indeval) will be, for our purposes, the holder of such Ordinary Shares. Transfer of ownership of Ordinary Shares underlying CPOs will be effected through the records maintained by Indeval and institutions that maintain accounts with Indeval. The CPO trustee will be entitled to receive physical certificates evidencing such Ordinary Shares.

The CPO trustee will issue CPOs in respect of Ordinary Shares transferred as described above. The CPOs will be evidenced by a single certificate, or global CPO, which will be issued to and deposited with Indeval, acting as depositary. Ownership of CPOs deposited with Indeval will be shown on, and transfer of the ownership of such CPOs will be effected through records maintained by Indeval and institutions that maintain accounts with Indeval. Holders of CPOs are not entitled to receive physical certificates evidencing such CPOs but may request certifications issued by Indeval and the relevant Indeval participants indicating ownership of CPOs. Non-Mexican holders of CPOs are not entitled to withdraw the Ordinary Shares represented by CPOs that are held in the CPO trust.

Holders of CPOs may sell their CPOs (1) to a non-Mexican investor, in which event the non-Mexican investor would receive such CPOs, or (2) to a Mexican investor, in which event the Mexican investor may receive such CPOs or may receive the Ordinary Shares underlying such CPOs directly. Only Mexican investors may exchange their CPOs for the underlying Ordinary Shares.

Dividends, Other Distributions and Rights

Holders of CPOs are entitled to receive the economic benefits corresponding to the shares underlying the CPOs, at the time that we declare and pay dividends or make distributions to stockholders, and to receive the proceeds of the sale of such shares at the termination of the CPO trust agreement. The CPO trustee will distribute cash dividends and other cash distributions received by it in respect of the shares held in the CPO trust to the holders of the CPOs in proportion to their respective holdings, in each case in the same currency in which they were received. Dividends paid with respect to shares underlying the CPOs will be distributed to the holders (including the depositary) on the business day on which Indeval receives the funds on behalf of the CPO trustee.

If our distribution consists of a dividend in shares, such shares will be held in the CPO trust and the CPO trustee will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs in an aggregate number equal to the aggregate number of shares received by the CPO trustee as such dividend. If the maximum amount of CPOs that may be delivered under the CPO deed would be exceeded as a result of a dividend in shares, a new CPO deed would need to be entered into setting forth that new CPOs (including those CPOs exceeding the number of CPOs authorized under the CPO deed) may be issued. In the event that the CPO trustee receives any distribution with respect to shares held in the CPO trust other than in the form of cash or additional shares, the CPO trustee will adopt such method as it may deem legal, equitable and practicable to effect the distribution of such property.

If we offer or cause to be offered to the holders of shares the right to subscribe for additional shares, subject to applicable law, the CPO trustee will offer to each holder of CPOs the right to instruct the CPO trustee to subscribe for such holder’s proportionate share of such additional shares (subject to such holder’s providing the CPO trustee with the funds necessary to subscribe for such additional shares). Neither the CPO trustee nor we are obligated to register such rights, or the related shares, under the Securities Act. If the offering of rights is possible, under applicable law and without registration under the Securities Act or otherwise, and CPO holders provide the CPO trustee with the necessary funds, the CPO trustee will subscribe for the corresponding number of shares, which will be placed in the CPO trust, and deliver additional CPOs through Indeval in respect of such shares to the applicable CPO holders pursuant to the CPO deed or, to the extent possible, pursuant to a new CPO deed.

Changes Affecting Ordinary Shares

Upon any change in par value, split-up, consolidation or any other reclassification of the Ordinary Shares, or upon any merger or consolidation affecting us, the CPO trustee shall determine whether (1) to deliver additional CPOs to represent any securities that shall be received by the CPO trustee in exchange for, in conversion of, or in respect of, the Ordinary Shares held in the CPO trust, (2) to execute a new CPO deed for the issuance of CPOs if the maximum number of CPOs that may be delivered as a result of the change would be exceeded, or (3) to call for the surrender of outstanding CPOs, to be exchanged for new CPOs, and shall determine, in each case, any required amendments to be made to the CPO deed and the global CPO. If as a result of a repurchase of Ordinary Shares by us, any Ordinary Shares held in the CPO trust are called for repurchase, the CPO trustee will determine in accordance with the instructions of the CPO technical committee (as defined below) and in a manner deemed to be legal, equitable and practicable, the CPOs that are to be redeemed (in a number equal to the number of Ordinary Shares held in the CPO trust so called for redemption), and pay the holders of such CPOs their proportionate share of the consideration paid by us in respect thereof.

Voting of Ordinary Shares

Holders of CPOs are not entitled to exercise any voting rights, of any nature, with respect to the Ordinary Shares held in the CPO trust. Such voting rights are exercisable only by the CPO trustee, which is required by the terms of the CPO trust to vote such Ordinary Shares in the same manner as the holders of a majority of the outstanding Ordinary Shares not held in the CPO trust and voted at the relevant meeting. Because the CPO trustee must vote the Ordinary Shares held in the CPO trust in the same manner as the majority of the

Ordinary Shares outstanding that are not held in the CPO trust and that are voted at the relevant meeting, under no circumstance will the Ordinary Shares underlying CPOs be voted against any change triggering appraisal rights of the holders of Ordinary Shares and therefore such appraisal rights will not be available to holders of CPOs.

Administration of the CPO Trust

Pursuant to the terms of the CPO trust agreement, the CPO trust is administered by the CPO trustee under the direction of a technical committee, which we refer to as the CPO technical committee. The CPO technical committee consists of five members and their respective alternates. Each of the following appoints one member: the Mexican National Foreign Investment Commission (Comision Nacional de Inversiones Extranjeras), the Mexican Stock Exchange, the Mexican Association of Securities Brokerage Firms (Asociacion Mexicana de Intermediarios Bursatiles, A.C.), the common representative, currently, HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and the CPO trustee. Actions taken by the CPO technical committee are required to be approved by a majority of the members present at any meeting of such committee at which at least a majority of the members are present.

The duties of the common representative include, among others: (i) verifying the due execution and terms of the CPO trust agreement; (ii) verifying the existence of the Ordinary Shares being held in the CPO trust; (iii) authenticating, by its signature, the certificates evidencing the CPOs; (iv) exercising the rights of the CPO holders in connection with the payment of any dividend or distribution to which such CPO holders are entitled; (v) undertaking any other action to protect the rights, actions or remedies to which CPO holders are entitled; and (vi) calling and presiding over CPO holders’ general meetings and executing the decisions adopted therein. The common representative may request from the CPO trustee all information and data necessary for the performance of its duties. CPO holders, by a resolution adopted at a duly held CPO general meeting, may (1) revoke the appointment of the common representative and appoint a substitute common representative or (2) instruct the common representative to undertake certain actions.

Holders of CPOs representing at least 10% of the aggregate number of outstanding CPOs representing Ordinary Shares may request that the common representative call a CPO general meeting, including in such request the agenda for such meeting. Announcements of CPO general meetings will be published in the Official Gazette of the Federation (Diario Oficial de la Federacion) and in one of the newspapers with the largest distribution in the domicile of the CPO trustee (currently Mexico City), at least ten days in advance of the date scheduled for each such CPO general meeting. Announcements of CPO general meetings will include the agendas for such meetings.

In order for a holder of CPOs deposited with Indeval to be entitled to attend a CPO general meeting, such holder must request from Indeval, through an authorized depositary, a deposit receipt and must submit such receipt to the institution designated for such purpose in the notice of such meeting before the date fixed for the meeting. Persons appointed by an instrument in writing as proxy for a holder or holders of CPOs will be entitled to attend CPO general meetings.

At a CPO general meeting, each holder of CPOs is entitled to one vote per CPO owned by it. The CPO holders may vote on all matters related to the exercise of their rights under the CPOs, but may not vote the underlying shares. Resolutions adopted by the required number of CPO holders at a duly convened CPO general meeting will be binding on all CPO holders, including absent and dissident holders. A quorum at a CPO general meeting initially is constituted by holders of more than a majority of the total number of CPOs outstanding. If no quorum is initially present, any holders present at a subsequently called CPO general meeting shall constitute a quorum. CPO holders’ resolutions must be approved by an affirmative vote of 51% of the holders of CPOs present at a CPO meeting at which there is a quorum. If a CPO meeting’s agenda is related to (i) revocation or designation of the common representative, (ii) the granting of consents, waivers or grace periods to the CPO trustee or (iii) amendment of the CPO deed (Certificado de Participacion, as a Negotiable Instrument), a special quorum of holders of at least 75% of the outstanding CPOs is required and resolutions must be approved by a vote of 51% (fifty one percent) of the holders of CPOs present at the meeting, if the agenda is related to the following matters: (i) revoking and/or designation of the common representative, (ii) granting of consents, waivers or grace periods to the CPO trustee or amendments to the CPO’s deed. If the special quorum is not initially present at a meeting for such a matter, any holders present at a subsequently called CPO general meeting shall constitute a quorum.

Enforcement of Rights of CPO Holders

In accordance with the Mexican Law of Negotiable Instruments and Credit Transactions, CPO holders may, with certain limitations, individually and directly exercise certain rights with respect to CPOs. Such rights include the right to cause the CPO trustee to distribute dividends or other distributions received by it, to cause the common representative to protect the rights to which the CPO holders are entitled and to enforce such rights and to bring action against the common representative for civil liabilities in the event of willful misconduct.

Status of CPO Holders

The CPO trust agreement and the CPO deed provide that any non-Mexican investor acquiring CPOs shall be considered under the CPO trust agreement, by virtue of its acquisition of CPOs, to be a Mexican national with respect to its holdings of CPOs and shall be deemed to have agreed not to invoke the protection of its own government. If such protection is invoked, such CPO holder will forfeit his CPOs to the Mexican government.

Termination of the CPO Trust

The CPO trust agreement provides that its term shall be the maximum permitted by law. At the date of execution of the CPO trust agreement, the maximum term permitted by law was 30 years. As of the date of this prospectus such term had changed to 50 years, which term expires in 2047. The CPO trustee will commence the procedure for the termination of the CPO trust agreement 12 months prior to its expiration. At the time of such termination, the CPO trustee will proceed to sell the Ordinary Shares held in the CPO trust and distribute the proceeds of such sale to the holders of the CPOs on a pro rata basis in accordance with the number of CPOs owned by each holder. The CPO trust, with respect to Ordinary Shares, may also be terminated upon a resolution approved by the holders of a majority of the CPOs at a CPO general meeting. Notwithstanding the foregoing, the CPO trust agreement cannot be terminated if any dividends or other distributions previously received by the CPO trustee remain unpaid to the CPO holders.

Upon the expiration of the CPO trust agreement, subject to obtaining the applicable authorizations from the Mexican government, the CPO trustee and any CPO holder may execute a new trust agreement with the same terms as the CPO trust agreement. There can be no assurance that a new trust agreement will be executed. However, assuming that it is, and subject to applicable laws and regulations, the Ordinary Shares represented by the CPOs owned by any holder who executes the new trust agreement will be transferred by the CPO trustee to the new trust created pursuant to such new trust agreement and new CPOs issued under the new trust agreement will be issued by the trustee and delivered to such holder.

Fees

Under the CPO trust agreement, we will pay the fees of the CPO trustee for the administration of the CPO trust and of the common representative for acting in such capacity.

DESCRIPTION OF THE ADSs

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent four CPOs (or a right to receive four CPOs) deposited with the principal Mexico City office of BBVA Bancomer S.A., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System (as described below), or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are an ADS registered holder. This description assumes you are an ADSs registered holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS registered holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

Because you hold ADSs, we will not treat you as a shareholder and the CPO trustee will not treat you as a holder of CPOs. Mexican law governs shareholder rights. Mexican law and the terms of the CPO trust agreement govern the rights of CPO holders. The depositary will be the holder of the CPOs underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement, which has been filed as exhibits to the registration statement of which this prospectus is a part.

Dividends and Other Distributions

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on CPOs or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of CPOs your ADSs represent.

The depositary will convert any cash dividend or other cash distribution it receives on the deposited securities into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution of cash, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert foreign currency, you may lose some or all of the value of a cash distribution.

If we distribute Ordinary Shares as a dividend or free distribution, the depositary may distribute additional ADSs representing any CPOs issued upon such a distribution. The depositary will only distribute whole ADSs. It will try to sell CPOs or request the CPO trustee to sell the shares underlying CPOs that would require it to deliver fractional ADSs and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs (or does not sell new CPOs), the outstanding ADSs will also represent the new CPOs.

If we offer holders of CPOs any rights to subscribe for additional CPOs or shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will attempt to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

The depositary will not make rights available to ADS holders in the United States unless the securities to which the rights relate are registered under the Securities Act or an exemption from the registration requirement is available.

The depositary will send to you anything we distribute on deposited securities, other than as discussed above, by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act (other than as already registered under the registration statement of which this prospectus supplement is a part). We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

The depositary will deliver ADSs if you or your broker deposits CPOs or evidence of rights to receive CPOs with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to the persons you request.

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the CPOs and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Certificated and Uncertificated ADSs

You may surrender your ADRs to the depositary for the purpose of exchanging your ADRs for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting Rights

As an ADS holder, you are not entitled to exercise any voting rights with respect to the Ordinary Shares or to attend our stockholders’ meetings. You will not have the right to instruct the depositary as to voting rights pertaining to the Ordinary Shares represented by the CPOs that underlie your ADSs unless we notify the depositary otherwise. The CPO trustee will exercise those voting rights as described under “Description of the CPOs — Voting of Ordinary Shares.”

If CPO holders have voting rights with respect to the CPOs, the following provisions will apply. The depositary, and not the ADS holders, will be entitled to attend CPO General Meetings. The depositary will, to the extent permitted by law, mail to all holders of ADSs a notice containing the information (or a summary thereof) included in any notice of a meeting of holders of Ordinary Shares or CPOs received by the depositary. You may instruct the depositary to vote the number of CPOs your ADSs represent at any meeting of CPO holders. The depositary will notify you of any meeting of CPO holders and arrange to deliver voting materials to you. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, to vote the number of CPOs or other deposited securities (other than Ordinary Shares) represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming CPO holders’ meeting in time to ensure that you can instruct the depositary to vote your CPOs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your CPOs are not voted as you request.

Fees and Expenses

Persons depositing or withdrawing CPOs or ADS holders must pay (1) $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property and for the cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates; (2) $.02 (or less) per ADS for any cash distribution made to ADS holders; (3) a fee equivalent to the fee that would be payable if the rights had been exercised and the securities purchased had been deposited for issuance of ADSs for the distribution of proceeds of rights that are sold by the depositary; (4) in addition to the fee described in clause (2) above, $.02 (or less) per ADS per annum for depositary services; (5) registration or transfer fees for the transfer and registration of CPOs to or from the name of the depositary or its agent when you deposit or withdraw shares; (6) expenses of the depositary in converting foreign currency to U.S. dollars; (7) expenses of the depositary for cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); (8) taxes and other governmental charges the depositary or the custodian have to pay on any ADR or CPO underlying an ADR, such as, for example, stock transfer taxes, stamp duty or withholding taxes; and (9) any expenses incurred by the depositary or its custodian for servicing the CPOs or other deposited securities.

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•  Change the nominal or par value of the deposited securities
•  Reclassify, split up or consolidate any of the deposited securities

•  Distribute securities on the deposited securities that are not distributed to you
•  Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities (3) sell rights and other property, and (4) deliver CPOs and other deposited securities upon surrender of ADSs. Two years or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement with good faith using reasonable efforts;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement unless it receives an indemnity satisfactory to it;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any CPOs or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the CPOs Underlying your ADSs

You have the right to surrender your ADSs and withdraw the underlying CPOs at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or the CPO trustee or Indeval has closed its transfer books; (ii) the transfer of CPOs is blocked to permit voting at a CPO holders’ meeting; or (iii) we are paying a dividend on our Ordinary Shares.

•	When you owe money to pay fees, taxes or similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of CPOs or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying CPOs. This is called a pre-release of the ADS. The depositary may also deliver CPOs upon surrender of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying CPOs are delivered to the depositary. The depositary may receive ADSs instead of CPOs to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the CPOs or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

TAXATION

The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of CPOs or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation, or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the CPOs or ADSs, or, in the case of Mexican taxes, by a holder that is a non-resident holder (as defined below) but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase CPOs or ADSs. In particular, the summary deals only with U.S. holders that will hold CPOs or ADSs as capital assets and does not address the tax treatment of U.S. holders that own (or are deemed to own) 10% or more of our voting shares or that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, persons that will hold CPOs or ADSs in a “straddle” for tax purposes and persons that have a “functional currency” other than the U.S. dollar.

The summary is based on the tax laws of the United States and the federal income tax laws of Mexico in effect on the date of this prospectus, including the provisions of the income tax treaty between the United States and Mexico and protocols thereto (the “Tax Treaty”). These laws are subject to change. Holders of CPOs or ADSs should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of CPOs or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

For purposes of this summary, the term “non-resident holder” shall mean a holder that is not a resident of Mexico and that will not hold CPOs or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico.

For purposes of Mexican taxation, a natural person is a resident of Mexico if, among other circumstances, he has established his home or in Mexico, or, if he has a home abroad, if his center of vital interests is in Mexico. His center of vital interests shall be deemed to be in Mexico if, among other things, more than 50% of his income in any calendar year is from Mexican sources or his main center of professional activity is located in Mexico. Natural persons employed by the Mexican government are deemed to be residents of Mexico even if their center of vital interests is in another country. Mexican nationals shall be presumed to be residents of Mexico unless proven otherwise. A legal entity is a resident of Mexico if it has either its principal place of business or its place of effective management in Mexico. If a non-resident has a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

In general, for U.S. federal income tax purposes, holders of ADSs or CPOs will be treated as the beneficial owners of the Ordinary Shares represented by those ADSs or CPOs.

Taxation of Dividends

Mexican Tax Considerations

Under Mexican income tax law, dividends, either in cash or in kind, paid to non-resident holders with respect to the Ordinary Shares represented by the ADSs or CPOs are not subject to any Mexican withholding or similar tax on the non-resident holder.

U.S. Tax Considerations

The gross amount of any dividends paid with respect to the Ordinary Shares represented by ADSs or CPOs generally will be includible in the gross income of a U.S. holder on the day on which the dividends are received by the CPO trustee (which will be the same date as the date of receipt by the Depositary) and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the CPO trustee. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011, with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the Ordinary Shares will be treated as qualified dividends, because the Ordinary Shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or ordinary stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them and therefore it is not clear whether dividends paid with respect to CPOs will be qualified dividends.

Holders of ADSs, CPOs or Ordinary Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividends generally will constitute foreign source “passive income.”

Distributions to holders of additional shares with respect to their ADSs or CPOs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

A holder of CPOs or ADSs that is a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on CPOs or ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Taxation of Dispositions of ADSs or CPOs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a non-resident holder will not be subject to Mexican tax. Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of CPOs by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or a securities market approved by the Ministry of Finance and Public Credit (Secretaria de Hacienda y Credito Publico). If these requirements are not met, the gain on the sale of CPOs or Ordinary Shares by a non-resident holder will be subject to a 5% Mexican withholding tax on the price obtained without any deductions allowed, if the transaction is carried out through the Mexican Stock Exchange and provided certain requirements set forth by the Mexican income tax law are complied with. Alternatively, the non-resident holder can choose to be subject to a 20% withholding rate on the gain obtained which gain should be calculated pursuant to Mexican income tax law provisions.

Gain on sales or other dispositions of CPOs or Ordinary Shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of CPOs or Ordinary Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our capital stock (including ADSs) within the 12-month period preceding such sale or other disposition.

U.S. Tax Considerations

Gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or CPOs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs or the CPOs. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the ADSs or the CPOs have been held for more than one year. The net amount of long-term capital gain recognized by an individual is taxed at reduced rate of tax. Deposits and withdrawals of CPOs by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of CPOs or ADSs will be treated as U.S.-sourced income for U.S. foreign tax credit purposes. Consequently if a Mexican withholding tax is imposed on the sale or disposition of CPOs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of CPOs.

A non-U.S. holder of CPOs or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of CPOs or ADSs, unless:

•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or

•	in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer or disposition of debentures, ADSs or CPOs by non-resident holders; provided, however, that gratuitous transfers of CPOs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident holders of debentures, ADSs or CPOs.

Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of CPOs and ADSs may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

PLAN OF DISTRIBUTION

At the time of offering any securities, we will supplement the following summary of the plan of distribution with a description of the offering, including the particular terms and conditions thereof, set forth in a prospectus supplement relating to those securities.

We may sell securities in any of three ways: (1) through underwriters or dealers; (2) directly to one or a limited number of institutional purchasers; or (3) through agents. Each prospectus supplement with respect to a series of securities will set forth the terms of the offering of those securities, including the name or names of any underwriters or agents, the price of such securities and the net proceeds to us from such sale, any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation, any discount or concessions allowed or reallowed or paid to dealers and any securities exchanges on which those securities may be listed.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. We may offer the securities to the public either through underwriting syndicates of investment banking firms represented by managing underwriters, or directly through one or more such investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell securities either directly to one or more institutional purchasers, or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

If indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities from us at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Institutions with which such contracts may be made include commercial and saving banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all such cases we must approve such institutions. Such contracts will be subject only to those conditions set forth in such prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may engage in transactions with us or perform services for us in the ordinary course of business.

No securities will be publicly offered or traded in Mexico, except as permitted under Mexican law and specified in a supplement to this prospectus.

EXPENSES

The following table sets forth the estimated expenses to be paid by the registrant in connection with the filing of this registration statement:

Legal fees and expenses	U.S.$	200,000
Accounting fees and expenses		300,000

Total	U.S.$	500,000

VALIDITY OF SECURITIES

Unless otherwise specified in the applicable prospectus supplement, Cleary Gottlieb Steen & Hamilton LLP will provide an opinion regarding the validity of the ADSs under New York law, and White & Case, S.C. will provide an opinion regarding the validity of the Ordinary Shares and the CPOs under Mexican law.

EXPERTS

Our financial statements and those of our consolidated subsidiaries (except for our joint venture ICA Fluor Daniel, S. de R.L. de C.V. and its subsidiaries, or ICA-Fluor), as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and management’s annual report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our annual report on Form 20-F/A have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. (Member of Deloitte Touche Tohmatsu) as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and include explanatory paragraphs referring to (i) the nature and effect of differences between MFRS and U.S. GAAP; (ii) the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”; (iii) the restatement of the reconciliation to U.S. GAAP for 2005 and 2004; and (iv) the translation of Mexican peso amounts into U.S. dollar amounts), (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting).

The consolidated financial statements of ICA-Fluor, S. de R.L. de C.V. (a consolidated subsidiary and not presented separately herein) as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, have been audited by Mancera, S.C. (a Member Practice of Ernst & Young Global), independent registered public accounting firm, as set forth in their report thereon, incorporated herein by reference from our annual report on Form 20-F/A. Such report is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of our equity method investment Consorcio Dragados ICA Vialpa, or Dravica, incorporated in this prospectus by reference from our annual report on Form 20-F/A have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. (Member of Deloitte Touche Tohmatsu), as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to (i) the nature and effect of differences between accounting principles generally accepted in Venezuela and U.S. GAAP and (ii) the temporary suspension by the Venezuelan government of trading of foreign currencies in Venezuela. As a result, Dravica’s operations may be affected by the ability to obtain certain regulatory approvals related to foreign currencies or the availability of such currencies. As of the date of such report, Dravica did not have sufficient information to determine the possible effects of this situation on its 2005 financial statements).

The financial statements of our subsidiary Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries incorporated in this prospectus by reference from our report on Form 6-K have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. (Member of Deloitte Touche Tohmatsu), as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs related to (i) the reconciliation of consolidated net income and stockholders’ equity from accounting principles generally accepted in Mexico to U.S. GAAP and (ii) the translation of Mexican peso amounts into U.S. dollar amounts).

Our financial statements and the financial statements of our consolidated subsidiaries and equity method investment are incorporated in this prospectus by reference from our annual report on Form 20-F/A in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. The foregoing firms are independent registered public accounting firms.